40 - 33

MORRISON & FOERSTER LLP

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALNUT CREEK
SACRAMENTO
CENTURY CITY
ORANGE COUNTY
SAN DIEGO

ATTORNEYS AT LAW

2000 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20006-1888
TELEPHONE (202) 887-1500
TELEFACSIMILE (202) 887-0763

NEW YORK
WASHINGTON, D.C.
NORTHERN VIRGINIA
LONDON
BRUSSELS
BEIJING
HONG KONG
SINGAPORE
TOKYO

October 6, 2003

[redacted] Writer's Direct Dial Number

03034411

(202) 887-8773

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

811 - 9645

OCT 6 2003

Re: 1 Nations Funds Trust
Registration Nos. 333-89661; 811-09645
2 Nations Separate Account Trust
Registration Nos. 333-40265; 811-08481
3 Nations Master Investment Trust
Registration No. 811-09347

Dear Ladies/Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we are transmitting herewith for filing copies of the following complaints:

1. John Golisano v. Bank of America Corporation, Bank of America, N.A., Banc of American Capital Management, LLC, BACAP Distributors, LLC, Stephens Inc., Nations Institutional Reserves Convertible Securities Fund, Nations International Equity Primary Fund, Nations Emerging Markets Fund, Nations Fund Inc. Small Company Fund, Edward J. Stern, Canary Investment Management, LLC, Canary Capital Partners, Ltd. and Does 1-100.

2. Robert K. Finnell bringing suit "derivatively on behalf of Nations Funds" v. Bank of America Corporation, Banc of America Capital Management, LLC, Kenneth D. Lewis, A. Max Walker, Robert H. Gordon, Edward D. Bedard, Canary Investment Management, LLC, Canary Capital Partners, LLC and LTD, Nations Fund Trust, Inc., and Nations Marsico Growth Fund.

3. Shirley M. McClain and Keith Nichols v. Bank of America, Banc of America Capital Management, LLC; and Nations Funds.

4. Ronald D. Weiner and Robert Garfield v. Banc of America Capital Management, LLC, Janus Capital Corporation, Strong Capital Management, Inc., Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital

Partners, LTD, Nations Fund Inc. International Value Fund and Janus funds and Strong funds.

5. James McLain v. Bank of America Corp., Bank of America Advisors, Banc of America Capital Management, LLC, Bank of America Securities, Nations Funds Trust, and Doe defendants 1-100.

6. Emanuel Wasserman v. Kenneth D. Lewis, John R. Belk, Charles W. Coker, Frank Dowd, IV, Kathleen F. Feldstein, Paul Fulton, Donald E. Guinn, James H. Hance, R., Walker E. Massey, C. Steven McMillan, Patricia E. Mitchell, Edward L. Romero, O. Temple Sloan, Jr., Meredith R. Spangler Ronald Townsend, Jacqueline M. Ward, Virgil R. Williams, Theodore C. Sihpol III, Charles D. Bryceland, Edward J. Stern, Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, LTD, and Bank of America Corporation.

We understand that this filing will be logged into your system as Form type 40-33. If you have any questions, please contact the undersigned at the number indicated above.

Very truly yours,

Steven G. Cravath

cc: Francis E. Dalton
Linda B. Stirling
Joyce M. Pickholz

LITE DEPALMA GREEBERG & RIVAS, LLC
Joseph J. DePalma (JD-7697)
Michael E. Patunas (MP-2306)
Two Gateway Center, 12th Floor
Newark, NJ 07102
(973) 623 3000

OCT 6 2003

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

JOHN GOLISANO, Individually and on Behalf of all Others Similarly Situated, Plaintiff,	CASE NO. C 03-4230 (HAA)
vs.	CLASS ACTION COMPLAINT
BANK OF AMERICA CORPORATION, NATIONS INSTITUTIONAL RESERVES CONVERTIBLE SECURITIES FUND, NATIONS INTERNATIONAL EQUITY PRIMARY FUND, NATIONS EMERGING MARKETS FUND, NATIONS FUND INC. SMALL COMPANY FUND, BANK OF AMERICA NA, BANC OF AMERICAN CAPITAL MANAGEMENT, LLC, BACAP DISTRIBUTORS, LLC, STEPHENS INC., EDWARD J. STERN, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., and DOES 1 - 100, Defendants.	JURY TRIAL DEMANDED

Plaintiff, John Golisano, residing at 5807 NW Roth Ave., Coral Springs, Florida 33076, by his attorneys, as and for his complaint, alleges the following upon personal knowledge as to himself and his acts, and as to all other matters upon information and belief, the following:

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit who purchased or

otherwise acquired shares of the Nations Funds between April 16, 2001 and July 3, 2003 (the "Class Period"), seeking to pursue remedies under the Investment Company Act of 1940 (the "Investment Company Act") and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to § 36 of the Investment Company Act [15 U.S.C. § 80a-35].

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and § 36 of the Investment Company Act [15 U.S.C. § 80a-35].

4. Venue is proper in this District pursuant to Section 27 of the Exchange Act and 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

6. Plaintiff held shares in the Nations Funds during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Bank of America Corporation ("BOA") is a corporation organized and existing under the laws of the State of Delaware with its principal place of business located at Bank of America Corporate Center, Charlotte, North Carolina. BOA has the leading bank deposit market share position in California, Florida, Maryland and Washington.

8. Defendant Nations Institutional Reserves Convertible Securities Fund ("Nations Convertible") is a mutual fund managed by wholly owned subsidiaries of the BOA with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. Nations Convertible claims that its investment objective is to provide investors with a total investment return, comprised of current income and capital appreciation, consistent with prudent investment risk. At all relevant times herein, Ed Cassens served as the Lead Manager of Nations Convertible. Ed Cassens is a Vice President and Senior Portfolio Manager with Defendant Bank of America Capital Management LLC. He has been associated with Seafirst Corporation, which is controlled by BOA, since 1967.

9. Defendant Nations International Equity Primary Fund ("Nations International Equity") is a mutual fund managed by wholly owned subsidiaries of the BOA with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. Nations International Equity claims that its investment objective is to seek long-term capital growth by investing primarily in equity securities of non-United States companies in Europe, Australia, the Far East and other regions, including developing countries. At all relevant times herein, Stephen Watson served as lead manager of Nations International Equity.

10. Defendant Nations Emerging Markets Fund ("Nations Emerging Markets") is a mutual fund managed by wholly owned subsidiaries of BOA with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. Nations Emerging Markets claims that its investment objective is to obtain long-term capital growth through investments in emerging markets, such as those in Latin America, Eastern Europe, the Pacific Basin, the Far

East, and India. Nations Emerging Markets was managed by Christopher Palmer until its liquidation in April 2003.

11. Defendant Nations Fund Inc. Small Company Fund ("Nations Small Cap") is a mutual fund managed by wholly owned subsidiaries of BOA with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. Nations Small Cap claims that its investment objective is to seek long-term growth of capital by investing in companies believed to be undervalued. (Nations Convertible, Nations International Equity, Nations Emerging Markets, Nations Small Cap, and other funds managed by wholly owned subsidiaries of BOA, are referred to, collectively as, "Nations Funds" or "Nations Funds Family")

12. Defendant Bank of America NA ("BOANA") is a wholly owned subsidiary of BOA, with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. BOANA owns the Nations Funds' administrator.

13. Defendant Banc of American Capital Management, LLC ("BACAP") is a limited liability company with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. Since January 1, 2003, at the latest, BACAP has served as the investor advisor to over 70 mutual fund portfolios in the Nations Funds Family. BACAP and its affiliates claim that they advise more than $195 billion, including more than $134 billion under management in the Nations Funds Family.

14. BACAP Distributors, LLC ("BACAPD") is a limited liability company with its principal place of business located at One Bank of America Plaza, Charlotte, North Carolina. BACAPD is a wholly owned subsidiary of BOANA. BACAPD is a registered broker/dealer and is a member of the NASD and SIPC. BACAPD serves as the distributor and administrator to the

Nations Funds. As the Nations Funds' administrator, it is responsible for overseeing the administrative operations of the Nations Funds. Prior to January 1, 2003, BACAPD was known as Bank of America Advisors, LLC ("BA Advisors")(BACAPD and BA Advisors are referred to collectively as "BACAP Distributors").

15. Defendant Stephens Inc. (Stephens), a registered broker/dealer, is a corporation with its principal place of business located at 111 Center Street, Little Rock, Arkansas 72201. Prior to January 1, 2003, Stephens along with BA Advisors served as co-administrators of the Nations Funds. (BOA, BOANA, BACAP, BACAPD, BACAP Distributors, and Stephens, are referred to, collectively as, "Bank of America")

16. Defendant Edward J. Stern ("Stern"), a resident of New York County, New York, is, and was at all relevant times, the Managing Principal of defendants Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively, "Canary")

17. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

18. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

19. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company. Stern is also the Managing Principal of Canary Capital Partners, Ltd.

20. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to

Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit who purchased or otherwise acquired Nations Fund shares between April 16, 2001 and July 3, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

22. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

23. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

24. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions, investment fraud, and securities litigation.

25. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

26. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

1. Whether the federal securities laws were violated by Defendants' acts as alleged herein;

2. Whether Defendants breached their fiduciary duties by engaging in fraudulent activity;

3. Whether Defendants conspired to breach fiduciary duties;

4. Whether Defendants aided and abetted others in their breach of fiduciary duties; and

5. Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

27. From 1991 to 2003, each of the defendants for personal gain and their own financial advantage agreed and conspired with each other to violate the federal securities laws and breach fiduciary duties to investors by, among other things, engaging in fraudulent schemes that benefitted the defendants to the extent of tens of millions of dollars at the expense of Nations Funds investors. Both schemes involved the express agreement and complicity of the Bank of America, the Nations Funds, their management companies, and others who conspired to and aided and abetted violations of fiduciary duties to investors in the Nations Funds in return for substantial fees and other income for themselves.

28. One scheme pursuant to which the defendants violated the securities laws and breached fiduciary duties to investors was by agreeing that certain favored investors, including Canary, would be permitted to "late trade" Nations Funds' shares. As described in greater detail below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Conversely, orders placed after 4:00 p.m. EST are supposed to be priced using the following day's price. Canary agreed and conspired with the other defendants that orders Canary placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary to capitalize on post-4:00 p.m. information while those who bought their mutual fund shares lawfully could not.

29. Defendants also conspired and agreed to violate the securities laws and breach fiduciary duties to Nations Funds' investors by allowing Canary and other favored investors to

engage in "timing" of the Nations Funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. This technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders and as a result, each of the Nations Funds prospectuses states that timing is monitored and the funds work to prevent it. However, in return for investments that will increase fund manager's fees, the Nations Funds managers – with the express permission of the Bank of America – entered into undisclosed agreements to allow timing.

30. The Nations Funds' prospectuses created the misleading impression that the Nations Funds were vigilantly protecting investors against the negative effects of timing. However, the opposite was true in that – with the express permission of Bank of America and its subsidiaries – managers sold the right to time their funds to Canary and other hedge fund investors. The prospectuses were silent about these arrangements.

31. As a result of "late trading" and "timing" of mutual funds, Canary and the other defendants each profited handsomely. The losers were the Plaintiff and the Class, as unsuspecting investors in the Nations Funds because Canary's and the other favored investors' excess profits came dollar-for-dollar out of their pockets.

A. Late Trading

32. Canary's practice of late trading exploited the unique way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash

that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell (the mutual fund industry refers to sales as "redemptions") its shares at the NAV with the public all day. Thus, the price of a mutual fund does not change during the course of the day. Orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.

33. The forward pricing system is designed to assure a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4:00 p.m. on a given day are filled at the NAV determined that day while orders placed after 4:00 p.m. are filled at the NAV calculated the next day. Thus, all investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. Under this system no investor is supposed to have the benefit of "post-4:00 information" prior to making an investment decision. The importance of this protection becomes clear when, for example, there is an event after 4:00 p.m. (like an unexpectedly positive corporate earnings announcement) that makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. Forward pricing ensures fairness in that those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (1) higher prices for the stock held by the fund and therefore (2) a higher NAV for the fund.

34. An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

35. The late trader's arbitrage profit comes dollar for dollar out of the mutual fund that the late trader buys because when the late trader redeems his shares and claims his profit, the mutual fund manager has either to sell stock or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. As a result, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted to prevent this kind of abuse. See 17 C.F.R. § 270.22c-1(a).

36. Canary engaged in late trading on a daily basis from in or about March 2000 until July of 2003. Canary targeted and conspired with the Nation Funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the Nations Funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.

37. Canary obtained the opportunity to engage in late trading directly from the Bank of America. The Bank of America installed special computer equipment in Canary's office that allowed it to buy and sell the Nations Funds and hundreds of other mutual funds at the 4:00 p.m. price until 6:30 p.m. New York time. In return, Canary agreed to leave millions of dollars in Bank

of America bond funds on a long-term basis. These parked funds are known in the trade as "sticky assets."

B. Timing

38. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors and are therefore are form of investment that used by most American's for retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

39. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. As a result, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

40. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

41. Like late trading, effective timing captures an arbitrage profit. Similar to the adverse consequences to investors that result from late trading, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors. At the last moment, the timer can take part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Canary did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

42. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in

a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity, thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

43. The managers of the Nations Funds are well aware of the damaging effect that timers have on their funds. The large movements in and out of funds -- like those made by Canary and other favored investors -- were easy for Nations Funds' managers to spot. Nations Funds managers have tools to fight back against timers in that Nations Fund managers typically have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

44. Notwithstanding the harm that timing causes, and the tools available to put a stop to it, the managers of the Nations Funds allowed the funds to be timed because of the way the Nations Funds are organized. Banc of America Capital Management, LLC is the manager for the Nations Funds family. Although each member of the Nation Fund Family is in fact its own company, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the

management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

C. The Defendants Put Their Interests Above The Interests of Nations Funds Investors

45. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Canary and the other favored investors understood this perfectly, and offered the manager more assets in exchange for the right to time. The Nations Fund managers succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

46. Canary found that the Nation Funds' managers were willing to take that deal. Upon information and belief, the Nations Funds' managers had preexisting timing businesses entirely separate from their relationship with Canary.

47. In the period from 2000 to 2003, Canary entered into agreements with the Nations Funds whereby they agreed on target funds to be timed and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the Nation Fund Family. By keeping many million dollars in the Nation Fund Family, Canary assured the Nation Funds' managers that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

48. As an additional inducement for allowing the timing, the Nation Funds' managers received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the Nations Fund managers' financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

49. These arrangements were never disclosed to mutual fund investors. To the contrary, the Nations Funds' prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing. Indeed, the Nations Funds expressly warns investors about the adverse affects that result from market timing and assures investors that the Nations Funds will safeguard the funds from those who attempt to engage in market timing. Specifically, the prospectus for each of the Nations Funds provides:

> The interests of a Fund's long-term shareholders and its ability to manage its investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations— also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

Nevertheless, as described further below, Canary was allowed to time several Nations Funds subject to such a prospectus.

50. Canary realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases these profits also reflect late trading, as Canary would frequently

negotiate a timing agreement with a mutual fund management company, and then proceed to late trade the target funds through Bank of America, STC or another intermediary.

D. Stern and Canary Capital

51. Beginning in or around 2000, Stern became a full-time investor and money manager. He had two main businesses: (1) investing in various hedge funds run by others and (2) the rapid-fire trading of mutual funds. The latter was done through Canary Capital Partners, LLC, a hedge fund devoted to late trading and timing mutual funds. (Canary Capital Partners, Ltd. is a sister hedge fund engaged in mutual fund timing.)

52. Canary's main office is in Secaucus, New Jersey and it also conducts business at 667 Madison Avenue, New York, New York. Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

53. Stern is the Managing Member of Canary Investment Management, LLC, which receives a fee for managing Canary assets calculated as 1.5% of assets under management and 25% of profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

54. Stern began timing trading in July of 1998. Initially he used only money he raised from private sources. In 1998, Stern made a profit of 18%; in 1999, his profit was 110%.

55. In September of 2000, Canary began to accept capital from non-family investors. In the year 2000, Canary earned its investors a return of 49.5% (net of fees), while the S&P 500 declined by 9% and the NASDAQ declined by 39%. By early 2001, Canary and Canary Capital Partners Ltd. had $184 million in assets.

56. By the end of 2001, the assets of Canary and Canary Capital Partners Ltd. had grown to approximately $400 million. In 2001, Canary earned a return of 28.5% (net of fees), while the S&P 500 and the NASDAQ declined by 13% and 21%, respectively. In 2002, the assets of Canary and Canary Capital Partners, Ltd. increased to $730 million. Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively.

57. Stern evolved and improved his trading strategies over time to achieve these above-market results. Prior to 2000, Stern followed a simple timing strategy that consisted largely of buying a small cap technology fund subject to liquidity arbitrage in a certain fund family on days when the market was up, and selling it when the market began to decline. Stern was able to do this over and over again which resulted in a systematic transfer of assets out of the fund. Stern got away with this pursuant to an express understanding he had with a senior executive of the Bank of America, who allowed Stern unlimited timing privileges and received a "sticky asset" private equity fund investment in return.

58. In 2000, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is disguised by the transactions of legitimate investors. The Bank of America provided this service in addition to late trading to Canary. As a result, Canary was able

to hide certain of its timing trades under the noise of the large number of mutual fund trades that Bank of America placed to mutual companies for legitimate investors through omnibus accounts.

59. While Canary targeted a number of funds for timing "under the radar", these arrangements were never lasting or dependable. They were subject to being shut down at any time if the mutual fund company noticed the unusual activity. As a result, Canary negotiated directly with the Bank of America to be allowed to time the Nations Funds in exchange for guaranteeing to place sticky assets in the bank.

60. In 2001, faced with dropping markets, Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs. To achieve this, Canary first needed to determine the exact portfolio makeup of a target mutual fund. The Nation Funds' managers were happy to provide this information to Canary. Canary would then sell these securities short to create a negative mirror image of the fund and buy the fund in an offsetting amount. As a result, Canary would own the shares of the fund, but be overall "market neutral." It would then wait, fully hedged, until there was a market event that would drive down the fund's price and create an opportunity for arbitrage. Canary would sell the shares back to the fund that day at an artificially high price, which would not yet fully reflect the market movement downward, and then close out the short position with cheaper, market price shares. The cash left over was Canary's profit. To reduce the transaction costs of the strategy, Canary worked with derivatives dealers at Bank of America to create "equity baskets" of short positions in fund holdings that mimicked the effect of shorting every stock in the fund, with one customized "basket" per fund.

61. Bank of America, which (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to

its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III.

62. Sihpol, who works in the Banc of America Securities' ("BAS") high-net worth group located in midtown Manhattan, visited Stern at his office in Secaucus, New Jersey in April 2001.

63. During that meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so, but did not mention late trading. He asked if Canary would be allowed to time the Nations Funds family, and proposed that the Bank of America could both lend Canary the money to do so and provide clearing services for the timing trades. Sihpol agreed to check with the Bank of America and get back to Canary. He returned to the office and set about obtaining approval for Canary's proposal from his superiors.

64. After making some inquiries within the Bank of America and speaking with Stern on the telephone, Sihpol asked Stern to come to the bank's New York headquarters and explain his proposal in person to a larger group that included representatives from the BAS clearing business. At this meeting, which took place in late April, 2001, Stern and two of Canary's traders

explained their strategy to the Bank of America group again, discussed their credit needs, and presented a list of the Nations Funds they would most like to time.

65. When the conversation turned to clearing, the representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system. Using technology that was proprietary to BAS, Canary would be able to enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. New York time, without having to speak to a Bank of America representative. The representatives of the bank's clearing business mentioned this late trading capability as an additional selling point for ADP.

66. The meeting was a success. The parties agreed to go forward, subject to final approval of the list of Nations Funds to be timed. Sihpol prepared a memorandum summarizing the Canary/Stern relationship and their efforts thus far to implement Canary's mutual fund trading strategy. This memo, dated April 16, 2001, was sent to Charles D. Bryceland, his superior in the high-net worth brokerage business at BAS, and to a BAS compliance officer. Among other things, the memo notes that:

> • Canary uses a proprietary strategy involving market timing through daily mutual fund trading;
>
> • (a) the "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of [BAS'] mutual fund clearing operations," (b) initially it was contemplated that Bank of America would permit Canary to time $20 million to $30 million in Nations Funds, and (c) Canary would make a "sticky" asset investment of the same amount of money in Nations bond funds;
>
> • (a) initially Canary would execute its mutual find timing trades by calling the trades into Sihpol, (b) later, however, Canary would be

provided a direct link to BAS' proprietary mutual fund clearing system, and (c) the BAS clearing department had approved installation of the "direct link;" and

• other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trade operations and a $25 million to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the mutual funds Canary was timing.

Sihpol acknowledged that Canary's requests were "a bit unorthodox," but stated that Canary "made it clear they are not only willing to play by the guidelines we agree on, but also pay [Bank of America] for the value we can add."

67. Bryceland, Sihpol's branch manager, favored the market timing relationship with Canary and would later commend the diligence of Sihpol and his team to some of the most senior Bank of America executives. The BAS compliance representative initially questioned the propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities. Apparently the compliance officer's concerns were satisfied when Sihpol informed him that other Bank of America employees "felt the business was worthwhile and an appropriate use of [Bank of America's] resources."

68. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds he hoped to time and providing the dollar amounts of timing for each fund. Initially, Canary intended to time four funds – Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap – in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (i.e., one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a

Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

69. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

Canary also confirmed one of Bank of America's rewards for allowing such timing activity was the receipt of "sticky assets." According to that letter:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

70. Though Sihpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of BACAP, the investment manager of the Nations Funds. Sihpol had kept Robert H. Gordon, then the co-President of BACAP, abreast of the negotiations with Stern from the beginning, and had obtained from him the list of Nations Funds from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its

timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

71. Sihpol also sought to enlist Gordon's assistance with Canary's proposed derivatives transactions involving the securities held in certain of the Nations Funds. In the same e-mail, Sihpol wrote:

> Additionally, if you could...let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund....
> thanks, and let me know if there are any issues.

The Bank of America did not raise any issues. Indeed, after being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."

72. In addition, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations Funds from market timers.

73. At first, Canary conducted its late trading with the Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, although Sihpol or a member of his team would fill out and order ticket and time stamp it, rather than execute the order, they would set it to one side until that evening. Sometime after 4:00 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order with its pre-close time stamp was sent by fax to Bank of America's mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

74. This procedure violated the SEC's "forward pricing rule," the Bank of Americas compliance manual, and the Nations Funds' prospectuses. For example, the Nations Funds Primary A Shares prospectus dated August 1, 2001 states that orders received before the end of a NYSE's trading day would receive that day's net asset value per share. Orders received after the end of a business day would receive the next business day's net asset value per share..

75. The manual trading system was cumbersome, and Canary soon began using ADP, the "direct link." After Bank of America technicians installed ADP in Canary's offices in June of 2001, the link became the preferred method for Canary's late trading. The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

76. Sihpol and his team collected a so called "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the platform. The term "wrap fee" as used at Bank of America generally refers to the fee it charges for investment advice on accounts it manages. The bank provided no investment advice to Canary; the "wrap fee" was compensation for timing capacity and late trading. Throughout 2001, 2002 and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

77. Sihpol went to the Bank of America's private banking area to obtain additional financing for Canary's trading strategies. The executives who approved this financing knew that the money would be used to time the bank's own funds. Bank of America initially agreed to a $75 million line of credit and later increased that credit line to $100 and then $200 million. The collateral for these loans was Canary's mutual fund positions, so the bank's credit area tracked Canary's trading closely to make sure the bank was fully secured. Canary paid the bank a generous interest rate of LIBOR plus 1.25% for this loan.

78. Sihpol also sought and obtained approval for the BAS equity derivatives area to engage in the complex "equity basket" transactions that enabled Canary to sell mutual funds short and profit from falling markets. Sihpol facilitated establishing these "synthetic" short positions by obtaining from Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the bank's derivatives desk, which would then sell the stocks that the Nations Funds' managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions

tracked the changing portfolios of the Nations Funds. Canary paid the bank derivatives group commissions for the stock sales plus a generous financing spread.

79. Canary's timing activity in Nations Funds proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Siphol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

> Rob-
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.
>
> Thanks again for the help.
>
> Ted

80. Gordon disagreed. The agreement, according to Gordon, was only that he would consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at Bank of America's private bank, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January 2nd e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix — is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

81. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within bacap" and requesting that she speak with Gordon and advise on a game plan. According to an e-mail from Bryceland, Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?" Bryceland then scheduled a lunch meeting for the following day to discuss the Canary relationship and related issues with Gordon.

82. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges; loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to additional members of Bank of America's management Recipients included Richard DeMartini, the head of all of Bank of America's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved:

> Accolades go to:

* Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
* [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and extremely professional way
* Ted Sihpol .... - for...appropriately drawing on the firms [sic] resources to establish [the Canary relationship]. It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

83. After these e-mail briefings of the upper ranks of Bank of America, Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACAP continued, however, as Gordon had not yet approved Canary's request for additional timing capacity. Sihpol e-mailed the results of his Canary meeting to Gordon as follows:

1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.
2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.
3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
4. They [sic] fund would like to increase their business w/[the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds. . . .

While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

> Rich — Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
>
> Rob

BACAP, however, was unable to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited. Gordon nonetheless approved additional timing capacity, and Canary continued timing various Nations Funds throughout 2002 and into 2003.

84. At no time did the Nations Funds disclose to shareholders (1) the agreements with Canary, (2) Canary's extensive market timing activities pursuant to these agreements, (3) the "sticky asset" deals, (4) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (5) the other financial services the Bank of America had provided Canary (and the revenues the Bank of America derived therefrom) in connection with Canary receiving timing capacity in the Nations Funds.

85. The 2001 Nations Funds prospectus contains no meaningful disclosures relating to market timing. In 2002, however, when Canary's timing activity was in full swing, Nations Funds added language to the prospectus disclosing the harmful effect of market timing and reassuring shareholders that Nations Funds would protect them. For example, the August 1, 2002 Nations Funds prospectus for Primary A shares discloses the following:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations — also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

86. As one of Bank of America's "timing police" stated in an internal email discussing another timers' approach to Nations Funds in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

A copy of this email was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional Nations funds.

87. Ultimately, even BACAP's own employees questioned whether Canary's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vociferously to the "timing police" about the damage a timer was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

Notwithstanding these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York State Attorney General's Office. At that point, Canary's timing of Nations Funds ceased. On July 3, 2003, a member of the BACAP "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

The BACAP "timing police" noticed right away that Canary's "sticky assets" had left the bank.

COUNT ONE

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

88. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

89. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

90. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

91. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary and other favored investors to engage in late trading and timing of the Nations Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and Class members.

92. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Canary and other favored investors to engage in late trading and timing of various Nations Funds in return for substantial fees and other income.

93. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Nations Funds.

94. Plaintiffs and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT TWO
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

95. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

96. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

97. Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other Class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

98. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing Canary and other favored investors to engage in late trading and timing of the Nations Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and Class members.

99. Defendants engaged in such scheme to only benefit itself and their affiliates by allowing Canary and other favored investors to engage in late trading and timing of various Nations Funds in return for substantial fees and other income.

100. Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by

failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Nations Fund.

101. Plaintiff and other Class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT THREE
AGAINST THE ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

102. Plaintiff incorporates by reference all preceding and subsequent paragraphs as if fully set forth herein.

103. Plaintiff and the Class placed their trust and confidence in Bank of America to manage the assets they invested in the Nations Funds.

104. Plaintiff and the Class reasonably expected that the Bank of America would honor its obligations to the them by, among other things, observing the securities laws and honoring the representations made in the Nations Funds' prospectuses.

105. The Bank of America, aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the Nations Funds' prospectuses for the benefit of the Bank of America and each of the other defendants.

106. Each of the Defendants was an active participant in the breach of fiduciary duty who participated in the breach for the purpose of advancing their own interests.

107. Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less

than what they would have been entitled to had certain individuals not engaged in illegal market timing and late trading. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers and/or late traders.

108. The Bank of America, aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his or her own financial advantage in connection with the wrongful conduct complained of in this complaint.

109. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

110. Bank of America and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

1. Declaring plaintiff to be class representative and this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

2. Awarding plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

3. Awarding plaintiff and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

4. Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiffs have an effective remedy; and

5. Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: September 8, 2003

Respectfully submitted,

LITE DEPALMA GREEBERG & RIVAS, LLC
Joseph J. DePalma
Michael E. Patunas
Two Gateway Center, 12th Floor
Newark, NJ 07102
(973) 623-3000

CAULEY GELLER BOWMAN & RUDMAN, LLP
Samuel H. Rudman
Robert M. Rothman
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

SCHIFFRIN & BARROWAY, LLP

Marc A. Topaz, Esquire
Richard A. Maniskas, Esquire
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

Attorneys for Plaintiff

CERTIFICATION PURSUANT TO LOCAL CIVIL RULE 11.2

Plaintiff, by his attorneys, hereby certifies that to the best of his knowledge, the matter in controversy is not the subject of any other pending or contemplated judicial or arbitration proceeding. Plaintiff is not currently aware of any other party who should be joined in this action.

I hereby certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are wilfully false, I am subject to punishment.

Dated: September 8, 2003

LITE DEPALMA GREENBERG & RIVAS, LLC

By: ______________________________

Joseph J. DePalma (JD-7697)
Michael E. Patunas (MP-2306)
Two Gateway Center, 12th Floor
Newark, New Jersey 07102
(973) 623-3000

Attorneys for Plaintiff

OCT - 6 2003

IN THE UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

ROBERT K. FINNELL, Derivatively on Behalf of NATIONS FUNDS, Plaintiffs v. BANK OF AMERICA CORP., BANC OF AMERICA CAPITAL MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, AND CANARY CAPITAL PARTNERS, LTD., KENNETH D. LEWIS, A. MAX WALKER, ROBERT H. GORDON and EDWARD D. BEDARD Defendants and NATIONS MARSICO GROWTH FUND and NATIONS FUND TRUST, INC. Nominal Defendant	CIVIL ACTION NO. 03-4446(HAA) JURY TRIAL DEMANDED 9-22-03 DATE

DERIVATIVE COMPLAINT

The plaintiff, Robert K. Finnell, derivatively on behalf of the Nations Fund Trust, Inc., the Nations Marsico Growth Fund and all Nations Funds, hereby complain against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, 15 U.S.C. § 78aa, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. Moreover, defendant Bank of America is a Delaware incorporated corporation.

4. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. Plaintiff Robert K. Finnell, a resident of Floyd County, Georgia, purchased shares of the Marsico Fund on March 20, 2002 and continues to hold such shares.

6. Defendant Bank of America Corp. ("BOA") is a Delaware corporation with its headquarters in Charlotte, North Carolina. BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. Among its financial service offerings is the Nations Funds mutual funds family.

On its website, the Nations Funds describes itself as "a nonbank affiliate of Bank of America" that "within a single fund family . . . offers a spectrum of choices to help investors pursue a lifetime of financial goals."

7. Defendant Banc of America Capital Management ("BACAP") is the investment advisor and manager for the Nations Funds. BACAP is described by the Nations Funds' website as "a leading provider of wealth management solutions in an industry where scale, experience and resource advantages can accrue to only a few." A Nations Funds prospectus states that BACAP is the investment adviser to over 70 mutual fund portfolios in the Nations Funds Family and is a wholly owned subsidiary of Bank of America. According to the Nations Funds' website, BACAP, and its affiliates manage more than $134 billion in the Nations Funds family. BACAP is also headquartered in Charlotte, North Carolina.

8. Defendant Canary Capital Partners, LLC ("CCP"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CCP was a hedge fund engaged in the business of late trading and timing mutual funds.

9. Defendant Canary Capital Partners, Ltd. ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds.

10. Defendant Canary Investment Management, LLC ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and

incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

11. CCP, CCP Ltd., and CIM are collectively referred to herein as "Canary." Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

12. Defendant Kenneth D. Lewis ("Lewis") is, and at all relevant times was, the Chairman, President and Chief Executive Officer of BOA and in that capacity he is and was ultimately responsible for the actions of BOA. Lewis was named Chairman and Chief Executive Officer in April 2001.

13. Defendant A. Max Walker ("Walker") is the Chairman of Nations Fund board and in that capacity he is and was ultimately responsible for the actions of Nations Funds.

14. Defendant Robert H. Gordon ("Gordon") is the President and Chairman of BACAP and Nations Funds and in that capacity he is and was ultimately responsible for the actions of BACAP and Nations Funds.

15. Defendant Edward D. Bedard ("Bedard") is, and at relevant times was, Senior Vice President and Chief Operating Officer of BACAP since 1996 and in that capacity he is and was responsible for the day-to-day operations of BACAP, including its Legal, Compliance, Corporate Affairs.

30. Nominal defendant Nations Fund Trust, Inc. (the "Trust"), a Delaware corporation that maintains its principal place of business in Charlotte, North Carolina, is registered under the

Investment Company Act as a no-load, open-end management investment company. At September 30, 2002, Funds Trust offered sixty-one separate portfolios.

PRELIMINARY STATEMENT

18. This derivative action is brought to recover damages for injuries to the Nations Marsico Growth Fund ("Marsico Fund") and all other Nations mutual funds (the "Nations Funds"), and indirectly to their shareholders, caused by the defendants' unlawful trading activities in the funds. All Nations Funds are constituent parts of nominal defendant Trust.

19. Like all other mutual funds, Nations Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

20. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual

fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

21. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

22. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On

such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

23. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

24. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

25. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

FACTUAL BACKGROUND

26. Beginning before 2000, Canary began to time certain small cap technology funds (subject to "liquidity arbitrage") on days when the market was up, and sold its shares as soon as the market began to decline. Canary was able to time these funds over and over again – systematically transferring wealth out of the funds – because of an illicit agreement with a senior

executive of the fund family who allowed unlimited timing privileges in exchange for assets that Canary parked in a private equity fund investment.

27. Canary continued to devote considerable energy to finding other such negotiated timing opportunities in 2000, 2001, 2002 and 2003. Indeed, beginning in late 2000, Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated (sometimes directly, and sometimes through intermediaries) timing agreements with approximately thirty mutual fund families, many of which involved "sticky assets" – i.e., money parked in another investment vehicle – of one kind or another.[1]

28. In 2000, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is difficult for the mutual fund family whose funds are targets to detect. Timers who pursue this strategy trade through brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account.

29. While Canary targeted a number of funds for timing under the radar, that scheme was never lasting or dependable. Such timing trades were subject to discovery and the timer being shut down if the mutual fund company noticed the unusual activity. It was much better business for Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

---

[1] As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

30. Canary achieved spectacular – albeit unlawful – success by timing and late trading in mutual funds.

31. In 1998, Canary achieved profits of 18 percent profit, and in 1999 its profits soared to 110 percent.

32. In the year 2000, Canary achieved a net return of 49.5 percent while the S&P 500 declined by 9 percent and the NASDAQ declined by 39 percent. By early 2001, Canary had $184 million in assets.

33. In 2001, Canary earned a net return of 28.5 percent, while the S&P 500 and the NASDAQ declined by 13 percent and 21 percent, respectively. By the end of 2001, Canary's assets had swelled to nearly $400 million.

34. In 2002, Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively. Canary's assets soared to $730 million.

35. After achieving disappointing profits of just of 1.5 percent in the first five months of 2003, as U.S. equity markets were rising, Canary returned all funds contributed by outside investors. A letter accompanying the checks to investors stated: "We hope that you considered the ride to be a good one."

36. Typically a single management company sets up a number of mutual funds to form a family. For example, BACAP is the manager for the Nations family of funds, including Small Company, Asset Allocation, Value, and so on. While each mutual fund is a separate company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are usually employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each mutual fund and its investors.

37. At all relevant times, BACAP managed the Nations Funds and controlled and was responsible for the day-to-day operation of the Nations Funds.

38. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as BACAP, have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

39. Fund managers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

40. Canary found many mutual fund managers willing to allow it to time its trades in exchange for large investments in the funds. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families, including defendant BOA, allowing it to time many different mutual funds. Typically, Canary would agree with the fund manager on which funds would be timed – often international and equity funds offering time zone or liquidity arbitrage – and then move the timing money quickly between those funds and a resting

place in a money market or similar fund in the same fund family. By keeping the money – often many million dollars – in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

41. Canary's had an extensive late trading and timing relationship with the Bank of America. Starting in 2001, the BOA (1) provided Canary an electronic late trading platform that allowed Canary to trade late in the hundreds of mutual funds that BOA offers its customers, (2) gave Canary permission to time the Nations Funds (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. As a result of the mutually beneficial relationship, Canary became one of Bank of America's largest customers. While Canary made tens of millions through late trading and timing, various parts of the BOA that serviced Canary made millions. All of this activity was coordinated by Theodore C. Sihpol, III, a Banc of America Securities' ("BAS") broker who brought Canary in as a client.

42. During an April 2001 meeting between Edward J. Stern, the Managing Principal of the Canary defendants and Sihpol, Stern asked if Canary would be allowed to time the Nations Funds family, and proposed that the BOA could both lend Canary the money to do so and provide clearing services for the timing trades. In response, Sihpol set up a late April 2001 meeting in which Stern could meet with and explain his proposal to a larger group of representatives from the BAS clearing business. At this meeting, Stern and two of Canary's

traders explained their strategy to the Bank of America group again, discussed their credit needs, and presented a list of the Nations Funds they would most like to time.

43. During the meeting, representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system. Using BAS' proprietary system, Canary could enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. Eastern Time, without having to speak to a Bank of America representative. The BAS representatives mentioned this late trading capability as an additional selling point for ADP.

44. As a result of the meeting, the parties agreed to move forward, subject to final approval of the list of Nations Funds to be timed. Sihpol prepared a memorandum summarizing the Canary/Stern relationship and their efforts to implement Canary's mutual fund trading strategy. This memo, dated April 16, 2001, was sent to Charles D. Bryceland, his superior in the high-net worth brokerage business at BAS, and to a BAS compliance officer. Among other things, the memo notes that:

> • Canary uses a proprietary strategy involving market timing through daily mutual fund trading;
> • (a) the "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of [BAS'] mutual fund clearing operations," (b) initially it was contemplated that Bank of America would permit Canary to time $20 million to $30 million in Nations Funds, and (c) Canary would make a "sticky" asset investment of the same amount of money in Nations bond funds;
> • (a) initially Canary would execute its mutual find timing trades by calling the trades into Sihpol, (b) later, however, Canary would be provided a direct link to BAS' proprietary mutual fund clearing system, and (c) the BAS clearing department had approved installation of the "direct link;" and
> • other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trade operations and a $25 million to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the mutual funds Canary was timing.

Sihpol acknowledged that Canary's requests were "a bit unorthodox," but stated that Canary "made it clear they are not only willing to play by the guidelines we agree on, but also pay [Bank of America] for the value we can add."

45. Bryceland, Sihpol's branch manager, supported the market timing relationship with Canary and later commended Sihpol's and his team's diligence to some of the most senior BOA executives. The BAS compliance representative initially questioned the propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities. Apparently the compliance officer's concerns were satisfied when Sihpol informed him that other BOA employees "felt the business was worthwhile and an appropriate use of [Bank of America's] resources."

46. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds he hoped to time and providing the dollar amounts of timing for each fund. Initially, Canary intended to time four funds – Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap – in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (i.e., one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

47. The letter further confirmed Canary's understanding of the trading agreement and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow

larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

Canary also confirmed one of Bank of America's rewards for allowing such timing activity – "sticky assets." The letter notes:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

48. Though the clearing operations, compliance department and Sihpol's branch manager had consented to the agreement, it was still necessary to obtain the consent of BACAP. Robert H. Gordon, then co-President of BACAP, was aware of the ongoing negotiations with Stern from the beginning and had provided the "approved" list of Nations Funds from which Canary had made its selection. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

49. Gordon provided further assistance with Canary's proposed derivatives transactions involving the securities held in certain of the Nations mutual funds. In the same e-mail, Sihpol wrote:

> Additionally, if you could...let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund....
> thanks, and let me know if there are any issues.

Apparently, no one raised any issues, since, after being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."

50. In addition, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations Funds from market timers.

51. At first, Canary conducted its late trading with the Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

52. This procedure violated not only the SEC's "forward pricing rule" and the bank's compliance manual, but was contrary to the Nations Funds prospectus. For example, the Nations Funds Primary A Shares prospectus dated August 1, 2001 states that orders received before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive

that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share.

53. Canary soon began using ADP, the "direct link." After BOA technicians installed it in Canary's offices in June 2001, the link became the preferred route for Canary's late trading (although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems). The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of those funds would be stale and potentially ripe for arbitrage trading by Canary.

54. Sihpol and his team collected a so called "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the platform.[2] Throughout 2001, 2002 and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

55. BOA's private banking division provided additional financing for Canary's trading strategies with full knowledge that the money would be used to time the bank's own funds. BOA initially approved a $75 million line of credit, and later increased it to $100 and then $200 million. Because the collateral for these loans was Canary's mutual fund positions, the

[2] The term "wrap fee" as used at Bank of America generally refers to the fee it charges for investment advice on accounts it manages. The bank provided no investment advice to Canary; the "wrap fee" was compensation for timing capacity and late trading.

bank's credit division tracked Canary's trading closely to ensure the bank was fully secured. Canary paid the bank a generous interest rate of LIBOR plus 1.25% for this loan.

56. The BAS equity derivatives division approved Canary to engage in complex "equity basket" transactions that enabled Canary to sell mutual funds short and profit from falling markets. Sihpol facilitated establishing these "synthetic" short positions by obtaining from Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the bank's derivatives desk, which would then sell the stocks that the Nations Funds managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Nations Funds. Canary paid the bank derivatives group commissions for the stock sales plus a generous financing spread.

57. Canary's timing activity in Nations Funds proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Siphol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

> Rob
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when

we could expand their space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.

Thanks again for the help.

Ted

58. Gordon disagreed. According to Grodon, the agreement was only that he would consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at Bank of America's private bank, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January 2nd e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix — is this something that you want me to continue to make exceptions for (we don't as a general rule except [sic] market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

59. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within bacap" and requesting that she speak with Gordon and advise on plan. According to an e-mail from Bryceland, Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?" Bryceland then scheduled a lunch meeting for the following day to discuss the Canary relationship and related issues with Gordon.

60. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time

fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to further senior members in the BOA hierarchy. Recipients included Richard DeMartini, the head of all of BOA's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved:

Accolades go to:
* Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
* [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and extremely professional way
* Ted Sihpol .... -for ... appropriately drawing on the firms [sic] resources to establish [the Canary relationship].

It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

61. After these e-mail briefings were sent to the upper ranks of BOA management, Sihpol met with Canary. Gordon had not yet approved Canary's request for additional timing capacity, suggesting the controversy within BACAP remained. Sihpol e-mailed the results of his Canary meeting to Gordon as follows:

1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.
2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.
3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.

> 4. They [sic] fund would like to increase their business w/ [the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
> 5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds. . . .
>
> While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

> Rich — Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
>
> Rob

Despite BACAP's inability to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited, Gordon nonetheless approved additional timing capacity, and Canary continued timing various Nations Funds throughout 2002 and into 2003.

Disclosures in the Nations Funds Prospectuses

62. At no time did the Nations Funds disclose to shareholders (1) the agreements with Canary, (2) Canary's extensive market timing activities pursuant to these agreements, (3) the "sticky asset" deals, (4) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (5) the other financial services the BOA had provided Canary (and the revenues the BOA derived therefrom) in connection with Canary receiving timing capacity in the Nations Funds.

63. The 2001 Nations Funds prospectus contains no meaningful disclosures relating to market timing. In 2002, when Canary's timing activity was in full swing, Nations Funds added language to the prospectus disclosing the harmful effect of market timing and reassuring

shareholders that Nations Funds would protect them. For example, the August 1, 2002 Nations Funds prospectus for Primary A shares discloses the following:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations — also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

64. As one of BOA's "timing police" stated in an internal email discussing another timers' approach to Nations Funds in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

65. A copy of this email was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional Nations funds.

The End of the Canary Relationship

66. Ultimately, even BACAP's own employees questioned whether Canary's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vigorously to the "timing police" about the damage a timer -- apparently Canary -- was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the madcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading

67. Despite these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York Attorney General's Office. Thereafter, Canary's timing of Nations Funds ceased. On July 3, 2003, a member of the BACAP "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

68. The BACAP "timing police" noticed right away that Canary's "sticky assets" had left the bank.

48. Timing is an insidious problem because the harmful effect on individual fund shareholders may be small once the costs are spread out over all the investors in a fund, but their aggregate impact is not. One recent study estimates that U.S. mutual funds lose $4 billion each year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35.[3]

49. The defendants realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases these profits also reflect late trading, as Canary would frequently negotiate a timing agreement with a mutual fund management company, and then proceed to late trade the target funds through intermediaries.

DEMAND EXCUSED ALLEGATIONS

50. The plaintiffs have not made demand upon the trustees of the Trust to bring an action against Canary, BACAP, and any other culpable parties to remedy such wrongdoing.

51. Demand upon the trustees is excused because no such demand is required for the plaintiffs to assert a federal claim under Section 36(b) of the Investment Company Act, 15

[3] See http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf.

U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to BACAP.

52. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

53. Demand upon the trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of BACAP and its directors and officers, who manage and control the day-to-day affairs of the Trust and the Nations Funds.

54. Demand upon the trustees is also excused because the trustees of the Trust are all hand-picked by BACAP management, and thus owe their positions as well as their loyalties solely to BACAP management and lack sufficient independence to exercise business judgment. Because the Trust oversees eighteen separate funds, the trustees derive substantial revenue and other benefits for their services.

55. Finally, demand upon the trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time.[4] In a September 4, 2003, letter from BOA to the shareholders of the Nations Funds – which did not deny any of the facts alleged herein and admits that Canary was a "customer with which we had an agreement to permit market timing in our mutual funds" – BOA indicated that it had been "cooperating fully" with the investigation for some time. Consequently, the Trust has already been informed of the wrongdoing alleged herein and have failed and refused to take appropriate

[4] That investigation resulted in the filing of a Complaint by the New York Attorney General against Canary on September 3, 2003, and a $40 million partial settlement with Canary.

action to recover damages for the Nations Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For
<u>Control Personal Liability Under The Investment Company Act</u>

56. Plaintiff incorporates by reference paragraphs 1 through 55 above as if set forth herein at length.

57. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

58. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

59. Under the Investment Company Act, each of the defendants owed to the Nations Funds and their shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Nations Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

60. As alleged above, each defendant breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Nations Funds or their shareholders.

61. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to time the Nations Funds, the Nations defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Funds and its shareholders.

62. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

63. As a direct and proximate result of the defendants' wrongful conduct, the assets and value (including the NAV) of the Nations Funds have been reduced and diminished and the corporate assets of the Nations Funds have been wasted.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 (Against BACAP and the Canary Defendants)

64. Plaintiffs incorporate by reference paragraphs 1 through 55 above as if set forth herein at length.

65. BACAP and the Canary Defendants directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Nations Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the Nations Funds to sell securities at artificially deflated values as described in the Complaint.

68. The Nations Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

69. By reason of the foregoing, said Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Nations Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against BOA)

70. Plaintiff repeats and realleges all paragraphs above.

71. BOA acted as a controlling person of BACAP within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of BACAP being a wholly-owned subsidiary of BOA and active participation in and/or awareness of BACAP's day-to-day operations, BOA had the power to influence and control and did influence and control, directly or indirectly, the decision-making of BACAP. BOA had unlimited access to BACAP's records of transactions and had the ability to prevent BACAP from engaging in the schemes and artifices to defraud complained of in this Complaint.

72. BOA had direct and supervisory involvement over the day-to-day operations of BACAP and, therefore, is presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

73. By virtue of its position as a controlling person, BOA is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Nations Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty

66. Plaintiffs incorporate by reference paragraphs 1 through 55 above as if set forth herein at length.

67. Each of the defendants owed to the Nations Funds and their shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, defendants owed a duty to the Nations Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

68. To discharge those duties, the defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Nations Funds.

69. As alleged above, each defendant breached his or its fiduciary duty by receiving excessive compensation or payments in connection with Canary's timing scheme.

70. As alleged above, each defendant also breached his or its fiduciary duty to preserve and not to waste the assets of the Nations Funds by permitting or incurring excess charges and expenses to the funds in connection with Canary's timing scheme.

71. Defendant Canary, with full knowledge of the BOA and BACAP defendants' fiduciary duty to the Nations Funds and their shareholders, and with full knowledge of the negative impact of their wrongdoing upon the assets of the Nations Funds, conspired with and induced the BOA and BACAP defendants to participate in the timing scheme alleged herein and to breach their fiduciary duties to the Nations Funds and their shareholders by doing so.

72. By agreeing and/or conspiring with Canary to permit and/or encourage Canary to engage in timing, the defendants placed their own self-interest in maximizing their fees, compensation, and other payments over the interest of the Funds and its shareholders

73. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

WHEREFORE, plaintiffs demand judgment against the defendants jointly, severally, or individually, as follows:

A. removing the current trustees of the Trust and replacing them with independent trustees;

B. awarding damages to the Nations Funds against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial, together with interest thereon;

C. awarding plaintiffs their reasonable costs and expenses incurred in bringing this action, including attorneys' and experts' fees; and

D. such other and further relief as this Court may seem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: New York, New York
September 18, 2003

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

By: [signature]
Daniel W. Krasner
Fred T. Isquith
Mark C. Rifkin
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHITWOOD & HARLEY
Martin D. Chitwood
Lauren D. Antonino
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, GA 30309
(404) 873-3900

ATTORNEYS FOR PLAINTIFFS

331517

FILED IN DENVER
DISTRICT COURT
DENVER, COLORADO

03 SEP -8 PM 3:56

DISTRICT COURT, CITY AND COUNTY OF DENVER, COLORADO Court Address: 1437 Bannock Street, Room 256 Denver, Colorado 80202	
Plaintiffs: SHIRLEY M. McLAIN; and KEITH NICHOLS, on behalf of themselves and all others similarly situated. **Defendants:** BANK OF AMERICA, NATIONS FUNDS, BANC OF AMERICA CAPITAL MANAGEMENT, LLC	
Attorneys for Plaintiffs: Daniel M. Reilly, #11468 Larry S. Pozner, #2792 Julie M. Williamson, #12413 Barbara Z. Blumenthal, #8025 Tobin D. Kern, #29348 HOFFMAN REILLY POZNER & WILLIAMSON LLP 511 – 16th Street, Suite 700 Denver, CO 80202 Phone: 303-893-6100 Fax: 303-893-6110 Email: dreilly@hrpwlaw.com lpozner@hrpwlaw.com jwilliamson@hrpwlaw.com bblumenthal@hrpwlaw.com tkern@hrpwlaw.com Neil Hillyard, #5245 Daniel A. Sloane, #19978 HILLYARD, WAHLBERG, KUDLA & SLOANE, LLP 5445 DTC Parkway Englewood, CO 80111 Phone: 303-571-5302 Fax: 303-571-1806 Email: neil@hwkslaw.com dan@hwkslaw.com	Case No. 03CV7004 Division: Courtroom: 19 NG Judge Shelly Gilman

CLASS ACTION COMPLAINT

03CV7004

Delay Reduction Case

Plaintiffs, Shirley M. McLain and Keith Nichols, by their attorneys, Daniel M. Reilly, Larry S. Pozner, Julie M. Williamson, Barbara Z. Blumenthal and Tobin D. Kern, of the law firm HOFFMAN REILLY POZNER & WILLIAMSON LLP, and Daniel A. Sloane and Neil Hillyard of the law firm of HILLYARD, WAHLBERG, KUDLA & SLOANE, LLP hereby file their Class Action Complaint against Defendants Bank of America, Nations Funds, Banc of America Capital Management, LLC.

INTRODUCTION

1. This is a class action on behalf of investors during the relevant time in one or more of the Nations Funds mutual funds of the Bank of America including, but not limited to, Nations Global Value Fund Class A and Nations Short-Intermediate Bond Fund. The claims against the defendants are for breach of fiduciary duties arising out of the improper timing of trades and improper late trading in the Nations Funds.

JURISDICTION AND VENUE

2. This Court has jurisdiction over the defendants because they conducts business in, resides in and/or have committed tortious conduct in Colorado and/or engaged in tortious conduct causing injury in Colorado. Venue is proper in this Court.

PARTIES AND PARTICIPANTS

3. Plaintiffs Shirley McLain and Keith Nichols are residents of the state of Colorado. They each were investors in one or more of the Nations Funds during the relevant time.

4. Defendant Bank of America is a Delaware corporation with its principal place of business in Charlotte, North Carolina.

5. Defendant Nations Funds is a family of mutual funds. According to its website the funds cover all major asset classes, from money markets to fixed income to U.S. stocks to international equities and have, or had, One Hundred Thirty Four Billion Dollars ($134,000,000,000.00) of investors' funds under management. Upon information and belief, the Nations Funds have investors nation-wide.

6. Defendant Banc of America Capital Management LLC, is a limited liability company and a non-bank affiliate of Bank of America. It is the advisor to the Nations Funds family of funds. It is a limited liability company organized and existing under the laws of North Carolina

7. Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of New Jersey with offices at 400 Plaza Drive, Secaucus, New Jersey.

8. Canary Investment Management, LLC is a limited liability company organized and existing under the laws of New Jersey with offices at 400 Plaza Drive, Secaucus, New Jersey.

9. Canary Capital Partners, LTD is a Bermuda limited liability company. Edward J. Stern its Managing Principal.

10. Edward J. Stern (Stern") is a resident of New York. During the relevant times Stern was, and is, the Managing principal of Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively "the Canary Participants").

11. By virtue of their positions as investment advisers, asset managers and affiliates, Defendants owed fiducicary duties to the plaintiffs and Class members during the Class period. Defendants breached such duties.

FIDUCIARY DUTIES OF DEFENDANTS

12. As investment advisers, asset managers and affiliates, Defendants were at all relevant times in a fiduciary relationship with the Plaintiffs and other Class members who owned shares in the Nations Funds family of funds. As fiduciaries they owed Plaintiffs and other Class members, as hereinafter defined, the highest duties of good fair, fair dealing, candor and loyalty, and the duty to act in the bests interests of the shareholders of such funds.

CLASS ACTION ALLEGATIONS

13. Plaintiff brings this action pursuant to Rule 23 of the Colorado Rules of Civil Procedure on their own behalf an as a class action on behalf of all shareholders in the Nations Family of funds at any time from May 2001 to the present. Excluded from the Class are the Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

14. This action is properly maintainable as a class action.

15. The Class is so numerous that joinder of all member is impracticable. Upon information and belief there are several thousand holders of shares in the Nations Fund family of funds who may be members of the Class.

16. Questions of law and fact are common to the class and predominate over questions affecting any individual Class members. The common questions include, *inter alia*, the following: (1) Whether Defendants breached their fiduciary duties of good faith, loyalty, care and candor owed by them to Plaintiffs and other members of the Class by (i) permitting improper timing by the Canary Participants and (ii) benefiting from such conduct, to the detriment of the Class members. (2) Whether Defendants breached their fiduciary duties of good faith, loyalty, care and candor owed by them to Plaintiffs and other members of the Class by (i)

permitting improper late trading by the Canary Participants and (ii) benefiting from such conduct, to the detriment of the Class members.

17. Defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final imposition of a constructive trust, and/or injunctive relief with respect to the Class as a whole.

18. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

19. Plaintiffs' claims are typical of the claims of the other Class members and Plaintiffs have the same interests as the other Class members. As result, Plaintiffs are each adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

20. Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

21. A class action is superior to other available methods for the fair an efficient adjudication of this controversy

GENERAL ALLEGATIONS

22. On or about September 4, 2003, the State of New York filed a case against the Canary Participants in The Supreme Court of the State of New York, County of New York. The complaint alleges certain facts involving Bank of America, citing to specific exhibits, as set forth in the following general allegations. Plaintiffs therefore allege, upon information and belief that from at least May 1, 2001 to the present, Defendants with substantial assistance and involvement of the Canary Participants violated their fiduciary duties to their customers in return for

substantial fees and other income for themselves and their affiliates by permitting the Canary participants to engage in improper timing and late trading in the Nations Funds family of funds.

Late Trading

23. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell (the mutual fund industry refers to sales as "redemptions") its shares at the NAV with the public all day, any day -- but unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing", which became law in 1968.

24. The "forward pricing" system assures a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4 p.m. on a given day are filled at the NAV determined that day while orders placed after 4 p.m. are filled at the NAV calculated the next day. Thus, all investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. And no investor has (or at least is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision.

25. An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at

the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

26. Dollar for dollar, the late trader's arbitrage profit comes out of the mutual fund that the late trader buys. In essence, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors.

27. The Canary Participants engaged in late trading on a daily basis from in or about March 2000 to July of 2003. Canary obtained some of its late trading "capacity" (the opportunity to engage in late trading) directly from one mutual fund manager, the Bank of America. Bank of America installed special computer equipment in Canary's office that allowed it to buy and sell Bank of America's own mutual funds -- the Nations Funds -- and hundreds of other mutual funds at the 4:00 p.m. price until 6:30 p.m. New York time. In return, Canary agreed to leave millions of dollars in Bank of America bond funds on a long-term basis. These parked funds are known in the trade as "sticky assets."

Timing

28. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders.

29. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors such as plaintiff, and are therefore the favored homes for Americans' retirement and college savings accounts. Quick-turnaround traders, such as the Canary

Participants, try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

30. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

31. Timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

32. Fund managers typically have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively

wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

33. Typically a single management company sets up a number of mutual funds to form a family, such as the Nations Fund. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. The portfolio managers and the management company owe fiduciary duties to each fund and each investor.

34. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

35. In the period from 2000 to 2003, Canary entered into agreements with dozens of mutual fund families allowing it to time many different mutual funds. Typically, Canary would agree with the fund manager on target funds to be timed — often international and equity funds offering time zone or liquidity arbitrage -- and then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family. By

keeping the money--often many million dollars -- in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

36. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

37. These arrangements were never disclosed to investors in the Nations Fund, including the Class members.

<u>Stern and Canary Capital</u>

38. Beginning in or around 2000, Stern became a full-time investor and money manager. He had two main businesses: (1) investing in various hedge funds run by others and (2) the rapid-fire trading of mutual funds. The latter was done through Canary.

39. Capital Partners, LLC, a hedge fund devoted to late trading and timing mutual funds. (Canary Capital Partners, Ltd. is a sister hedge fund engaged in mutual fund timing.)

40. Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

41. Stern is the Managing Member of Canary Investment Management, LLC, which receives a fee for managing Canary assets calculated as 1.5% of assets under management and 25% of profits above a certain threshold. As of July 2003, Canary Asset Management had received approximately $40 million in Canary management and incentive fees.

The Bank of America

42. The Canary Participants' most extensive late trading and timing relationship was with the Bank of America. Starting in 2001, the Bank of America (1) set Canary up with a state-of-the- art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (2) gave Canary permission to time its own mutual fund family, the "Nations Funds," (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary the derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial: Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III.

Setting Up the Stern Relationship

43. Sihpol, who works in the Banc of America Securities' ("BAS") high-net worth group located in midtown Manhattan, visited Stern at his office in Secaucus, New Jersey in April 2001. During that meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so, but did not mention late trading. He asked if Canary would be allowed to time the Nations Funds family, and proposed that the Bank of America could both lend

Canary the money to do so and provide clearing services for the timing trades. Sihpol returned to the office and set about obtaining approval for Canary's proposal from his superiors.

44. After making some inquiries within the Bank of America and speaking with Stern on the telephone, Sihpol asked Stern to come to the bank's New York headquarters and explain his proposal in person to a larger group that included representatives from the BAS clearing business. At this meeting, which took place in late April, 2001, Stern and two of Canary's traders explained their strategy to the Bank of America group again, discussed their credit needs, and presented a list of the Nations Funds they would most like to time.

45. When the conversation turned to clearing, the representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system. Using technology that was proprietary to BAS, Canary would be able to enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. New York time, without having to speak to a Bank of America representative. The representatives of the bank's clearing business mentioned this late trading capability as an additional selling point for ADP.

46. The meeting was a success. The parties agreed to go forward, subject to final approval of the list of Nations Funds to be timed. Sihpol prepared a memorandum summarizing the Canary/Stern relationship and their efforts thus far to implement Canary's mutual fund trading strategy. This memo, dated April 16, 2001, was sent to Charles D. Bryceland, his superior in the high-net worth brokerage business at BAS, and to a BAS compliance officer.

47. Bryceland, Sihpol's branch manager, favored the market timing relationship with Canary and would later commend the diligence of Sihpol and his team to some of the most senior Bank of America executives. The BAS compliance representative initially questioned the

propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities. Apparently the compliance officer's concerns were satisfied when Sihpol informed him that other Bank of America employees "felt the business was worthwhile and an appropriate use of [of America's] resources."

48. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds he hoped to time and providing the dollar amounts of timing for each fund. Initially, Canary intended to time four funds — Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap — in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (i.e., one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

49. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BAS' intention to provide financing for it.

50. Canary also confirmed one of Bank of America's rewards for allowing such timing activity — "sticky assets." The letter notes:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that... [special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

51. Though Sihpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of Banc of America Capital Management, LLC ("BACAP"), the investment manager of the Nations Funds. Sihpol had kept Robert H. Gordon, then the co-President of BACAP, abreast of the negotiations with Stern from

the beginning, and had obtained from him the list of Nations Funds from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

52. Sihpol also sought to enlist Gordon's assistance with Canary's proposed derivatives transactions involving the securities held in certain of the Nations mutual funds. That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers. After being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."

53. In addition, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations Funds from market timers.

Late Trading at the Bank of America

54. At first, Canary conducted its late trading with the Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and received that

day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket. This procedure violated not only the SEC's "forward pricing rule" and the bank's compliance manual, but was contrary to the Nations Funds prospectus.

55. The manual trading system was cumbersome, and Canary soon began using ADP, the "direct link." After Bank of America technicians installed it in Canary's offices in June of 2001, the link became the preferred route for Canary's late trading (although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems). The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

56. Sihpol and his team collected a so called "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the platform. Throughout 2001, 2002 and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

<u>**Financing Canary's Late Trading and Timing**</u>

57. Sihpol went to the Bank of America's private banking area to obtain additional financing for Canary's trading strategies. The executives who approved this financing knew that the money would be used to time the bank's own funds. Bank of America initially agreed to a $75 million line of credit, and later increased it to $100 and then $200 million. The collateral for

these loans was Canary's mutual fund positions, so the bank's credit area tracked Canary's trading closely to make sure the bank was fully secured. Canary paid the bank a generous interest rate of LIBOR plus 1.25% for this loan.

Derivatives

58. Sihpol also sought and obtained approval for the BAS equity derivatives area to engage in the complex "equity basket" transactions that enabled Canary to sell mutual funds short and profit from falling markets. Sihpol facilitated establishing these "synthetic" short positions by obtaining from Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the bank's derivatives desk, which would then sell the stocks that the Nations Funds managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Nations Funds. Canary paid the bank derivatives group commissions for the stock sales plus a generous financing spread.

The Canary Relationship Expands

59. Canary's timing activity in Nations Funds proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Sihpol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

60. When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

Rob-

Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $ 100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their space in [International Fund] as we discussed last month? This is a top priority for them and have [offered "sticky" assets in return for additional trading space.

Thanks again for the help.

Ted

61. Gordon disagreed. The agreement, according to Gordon, was only that he would consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at Bank of America's private bank, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix — is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

62. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within BACAP" and requesting that she speak with Gordon and advise on a game plan. According to an e-mail from Bryceland, Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?" Bryceland then scheduled a lunch meeting for the following day to discuss the Canary relationship and related issues with Gordon.

63. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [points] $1 00MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

64. Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to still further senior members in the Bank of America hierarchy. Recipients included Richard DeMartini, the head of all of Bank of America's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved.

65. After these e-mail briefings of the upper ranks of Bank of America management, Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACAP continued, however, as Gordon had not yet approved Canary's request for additional timing capacity. After an exchange of e-mails, however, Gordon nonetheless approved additional timing capacity and Canary continued timing various Nations Funds throughout 2002 and into 2003.

66. The stated policy for the Nations Funds is that they did not allow market timing activity. An e-mail articulating that position was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional Nations funds.

<u>The End of the Canary Relationship</u>

67. Ultimately, even BACAP's own employees questioned whether Canary's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vociferously to the "timing police" about the damage a timer -- apparently Canary -- was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the madcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

Notwithstanding these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the Attorney General's Office of the State of New York. At that point, Canary's timing of Nations Funds ceased.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duty – Timing

68. Plaintiffs incorporate the above allegations, 1 - 67 by reference.

69. Defendants owed the fiduciary duties of good faith, care, loyalty and a duty of complete candor to investors in the Nations Funds family of funds. These duties included the duty of to act in good faith and in the bests interests of the Nations Funds investors at all times, and to refrain from favoring their own interests, or the interests of others, at the expense of the investors in the Nations Funds family of funds.

70. Defendants breached their fiduciary duties by permitting Canary to engage in timing in the Nations Funds family of funds.

71. By so doing, Defendants favored their own interests over the interests of investors in the Nations Funds family of funds.

72. By reason of the foregoing acts and course of conduct, Defendants failed to perform their fiduciary obligations toward plaintiff and the other investors in the Nations Funds family of funds.

73. As a result of the actions of Defendants, Plaintiff and the other members of the Class suffered damages, including losses in their Janus investments, in an amount to be determined at trial.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty – Late Trading

74. Plaintiffs incorporate the above allegations, 1 - 73 by reference.

75. Defendants owed the fiduciary duties of good faith, care, loyalty and a duty of complete candor to investors in the Nations Funds family of funds. These duties included the duty of to act in good faith and in the bests interests of the Nations Funds investors at all times, and to refrain from favoring their own interests, or the interests of others, at the expense of the investors in the Nations Funds family of funds

76. Defendants breached their fiduciary duties by permitting Canary to engage in late trading in the Nations Funds family of funds.

77. By so doing, Defendants favored their own interests over the interests of investors in the Nations Funds family of funds.

78. By reason of the foregoing acts and course of conduct, Defendants failed to perform their fiduciary obligations toward plaintiff and the other investors in the Nations Funds family of funds.

79. As a result of the actions of Defendants, Plaintiff and the other members of the Class suffered damages, including losses in their Nations Fund investments, in an amount to be determined at trial.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable and has paid the required fee.

PRAYER

WHEREFORE, plaintiffs demand judgment in their favor and in favor of the Class and against the defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Awarding to plaintiff and the Class damages in an amount which may be proven at trial, together with interest thereon;

C. Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

D. Awarding plaintiff and the Class such other and further relief as this Court deems proper.

Dated this 5th day of September, 2003.

Respectfully submitted,

Daniel M. Reilly, #11468
Larry S. Pozner, #2792
Julie M. Williamson, #12413
Barbara Z. Blumenthal, #8025
Tobin D. Kern, #29348
HOFFMAN REILLY POZNER & WILLIAMSON LLP
511 – 16th Street, Suite 700
Denver, CO 80202
Phone: 303-893-6100
Fax: 303-893-6110

and

Neil Hillyard, #5245
Daniel A. Sloane, #19978
HILLYARD, WAHLBERG, KUDLA & SLOANE, LLP
5445 DTC Parkway, Suite 930
Englewood, CO 80111
Phone: 303-571-5302
Fax: 303-571-1806

ATTORNEYS FOR PLAINTIFFS

<u>Plaintiffs' Addresses</u>:
Shirley M. McLain
9573 East Grand Place
Englewood, CO 80111
and
Keith Nichols
214 Cedar Avenue
Castle Rock, CO 80104

Attorneys: **PELLETTIERI, RABSTEIN AND ALTMAN**
Address: 790 Woodlane Road, Tarnsfield Plaza, Suite 6
Mount Holly, New Jersey 08060
Telephone No.: (609) 267-3390
Fax No.: (609) 265-9545
Attorney(s) for Plaintiff (s)

ROBERT GARFIELD and RONALD D. WEINER,

Plaintiffs

v.

BANC OF AMERICA CAPITAL MANAGEMENT, LLC,

Defendants.

SUPERIOR COURT OF NEW JERSEY
LAW DIVISION-HUDSON COUNTY
DOCKET NO.: HUD-L-4716-03

Civil Action

SUMMONS

From the State of New Jersey
To the Defendant (s) named above: BANC OF AMERICA CAPITAL MANAGEMENT, LLC

The Plaintiff, named above, has filed a lawsuit against you in the Superior Court of New Jersey. The complaint attached to this summons states the basis for this lawsuit. If you dispute this complaint, you or your attorney must file a written answer or motion and proof of service with the deputy clerk of the Superior Court in the county listed above within 35 days from the date you received this Summons, not counting the date you receiving it. (The address of each deputy clerk of the Superior Court is provided.) If the complaint is one in foreclosure, then you must file your written answer or motion and proof of service with the Clerk of the Superior Court, Hughes Justice Complex, CN-971, Trenton, NJ 08625. A filing fee* payable to the Clerk of the Superior Court and a completed Case Information Statement (available from the deputy clerk of the Superior Court) must accompany your answer or motion when it is filed. You must also send a copy of your answer or motion to plaintiff's attorney whose name and address appear above, or to plaintiff, if no attorney is named above. A telephone call will not protect your rights; you must file and serve a written answer or motion (with fee and completed Case Information Statement) if you want the court to hear your defense.

If you do not file and serve a written answer or motion within 35 days, the court may enter a judgment against you for the relief plaintiff demands, plus interest and costs of suit. If judgment is entered against you, the Sheriff may seize your money, wages or property to pay all or part of the judgment.

If you cannot afford an attorney, you may call the Legal Services office in the county where you live. A list of these offices is provided. If you do not have an attorney and are not eligible for free legal assistance, you may obtain a referral to an attorney by calling one of the Lawyer Referral Services. A list of these numbers is also provided.

DATED: September 15, 2003

/S/ Donald F. Phelan
SUPERIOR COURT CLERK

Name of Defendant to be Served: BANC OF AMERICA CAPITAL MANAGEMENT, LLC
Address of the Defendant to be Served: 101 South Tryon Street
Charlotte, North Carolina 28255

$110.00 FOR CHANCERY DIVISION CASES OR $135.00 FOR LAW DIVISION CASES

ATLANTIC COUNTY:
Deputy Clerk of the Superior Court
Civil Division, Direct Filing
1201 Bacharach Blvd., First Fl.
Atlantic City, NJ 08401
LAWYER REFERRAL
(609) 345-3444
LEGAL SERVICES
(609) 348-4200

BERGEN COUNTY:
Deputy Clerk of the Superior Court
Case Processing Section
Room 119
Justice Center, 10 Main St.
Hackensack, NJ 07601-0769
LAWYER REFERRAL
(201) 488-0044
LEGAL SERVICES
(201) 487-2166

BURLINGTON COUNTY:
Deputy Clerk of the Superior Court
Central Processing Office
Attn.: Judicial Intake
First Fl., Courts Facility
49 Rancocas Rd.
Mt. Holly, NJ 08060
LAWYER REFERRAL
(609) 261-4862
LEGAL SERVICES
(609) 261-1088

CAMDEN COUNTY:
Deputy Clerk of the Superior Court
Civil Processing Office
1st Fl., Hall of Records
101 S. Fifth St.
Camden, NJ 08103-4001
LAWYER REFERRAL
(609) 964-4520
LEGAL SERVICES
(609) 964-2010

CAPE MAY COUNTY:
Deputy Clerk of the Superior Court
Central Processing Office
9 N. Main St.
Box DN-209
Cape May Court House, NJ 08210
LAWYER REFERRAL
(609) 463-0313
LEGAL SERVICES
(609) 465-3001

CUMBERLAND COUNTY:
Deputy Clerk of the Superior Court
Civil Case Management Office
Broad & Fayette Sts. P.O. Box 615
Bridgeton, NJ 08302
LAWYER REFERRAL
(609) 692-6207
LEGAL SERVICES
(609) 451-0003

ESSEX COUNTY:
Deputy Clerk of the Superior Court
237 Hall of Records
465 Dr. Martin Luther King, Jr. Blvd.
Newark, NJ 07102
LAWYER REFERRAL
(973) 622-6207
LEGAL SERVICES
(973) 624-4500

GLOUCESTER COUNTY:
Deputy Clerk of the Superior Court
Civil Case Management Office
Attn.: Intake
Court House
1 North Broad Street., P.O. Box 129
Woodbury, NJ 08096
LAWYER REFERRAL
(609) 848-4589
LEGAL SERVICES
(609) 848-5360

HUDSON COUNTY:
Deputy Clerk of the Superior Court
Superior Court, Civil Records Dept.
Brennan Court House - 1st Floor
583 Newark Ave.
Jersey City, NJ 07306
LAWYER REFERRAL
(201) 798-2727
LEGAL SERVICES
(201) 798-6363

HUNTERDON COUNTY:
Deputy Clerk of the Superior Court
Civil Division
65 Park Avenue
Flemington, NJ 08822
LAWYER REFERRAL
(908) 735-2611
LEGAL SERVICES
(908) 782-7979

MERCER COUNTY:
Deputy Clerk of the Superior Court
Local Filing Office, Courthouse
175 S. Broad St., P.O. Box 8068
Trenton, NJ 08650
LAWYER REFERRAL
(609) 585-6200
LEGAL SERVICES
(609) 695-6249

MIDDLESEX COUNTY:
Deputy Clerk of the Superior Court
Administration Building
Third Floor
1 Kennedy Square, P.O. Box 2633
New Brunswick, NJ 08903-2633
LAWYER REFERRAL
(732) 828-0053
LEGAL SERVICES
(732) 249-7600

MONMOUTH COUNTY:
Deputy Clerk of the Superior Court
71 Monument Park
P.O. Box 1262
Court House, West Wing
Freehold, NJ 07728-1262
LAWYER REFERRAL
(732) 431-5544
LEGAL SERVICES
(732) 866-0020

MORRIS COUNTY:
Deputy Clerk of the Superior Court
Civil Division
Administration & Records Building
P.O. Box 910
Morristown, NJ 07963-0910
LAWYER REFERRAL
(973) 267-5882
LEGAL SERVICES
(973) 285-6911

OCEAN COUNTY:
Deputy Clerk of the Superior Court
Court House, Room 119
118 Washington Street
Toms River, NJ 08754
LAWYER REFERRAL
(732) 240-3666
LEGAL SERVICES
(732) 341-2727

PASSAIC COUNTY:
Deputy Clerk of the Superior Court
Civil Division
Court House
77 Hamilton St.
Paterson, NJ 07505
LAWYER REFERRAL
(973) 278-9223
LEGAL SERVICES
(973) 345-7171

SALEM COUNTY:
Deputy Clerk of the Superior Court
92 Market St., P.O. Box 18
Salem, NJ 08079
LAWYER REFERRAL
(609) 935-5629
LEGAL SERVICES
(609) 451-0003

SOMERSET COUNTY:
Deputy Clerk of the Superior Court
Civil Division Office
New Court House, 3rd Fl.
P.O. Box 3000
Somerville, NJ 08876
LAWYER REFERRAL
(908) 685-2323
LEGAL SERVICES
(908) 231-0840

SUSSEX COUNTY:
Deputy Clerk of the Superior Court
Sussex County Judicial Center
43-47 High Street
Newton, NJ 07860
LAWYER REFERRAL
(973) 267-5882
LEGAL SERVICES
(973) 383-7400

UNION COUNTY:
Deputy Clerk of the Superior Court
1st Fl., Court House
2 Broad Street
Elizabeth, NJ 07207-6073
LAWYER REFERRAL
(908) 353-4715
LEGAL SERVICES
(908) 354-4340

WARREN COUNTY:
Deputy Clerk of the Superior Court
Civil Division Office
Court House
413 Second Street
Belvidere, NJ 07823-1500
LAWYER REFERRAL
(973) 267-5882
LEGAL SERVICES
(908) 475-2010

CIVIL CASE INFORMATION STATEMENT (CIS)

Use for initial Law Division – Civil Part pleadings (not motions) under Rule 4:5-1.
Pleading will be rejected for filing, under Rule 1:5-6©, if information above the black bar is not completed or if attorney's signature is not affixed.

FOR USE BY CLERK'S OFFICE ONLY
PAYMENT TYPE: CK: CG: CA:
CHG/CK NO.
AMOUNT:
OVERPAYMENT:
BATCH NUMBER:

ATTORNEY/PRO SE NAME	TELEPHONE NUMBER	COUNTY OF VENUE
Arthur Penn	(609) 267-3390	Hudson

FIRM NAME (If applicable)	DOCKET #: (When available)
PELLETTIERI, RABSTEIN AND ALTMAN	Hud.L-4716-03
OFFICE ADDRESS 790 Woodlane Road Tarnsfield Plaza, Suite 6 Mt. Holly, NJ 08060	DOCUMENT TYPE Complaint JURY DEMAND X YES ___NO

NAME OF PARTY (e.g. John Doe, Plaintiff)	CAPTION
Robert Garfield and Ronald D. Weiner	Garfield, et al v. Banc of America Capital Mgmt., LLC; Janus Capital Corp.; Strong Capital Mgmt., Canary Capital Partners, LLC, Canary Investment Mgmt., LLC; and Canary Capital Partners, Ltd, et als

CASE TYPE NUMBER (See reverse side for listing)	IS THIS A PROFESSIONAL MALPRACTICE CASE? _____ YES X NO
508	IF YOU HAVE CHECKED YES, SEE N.J.S.A. 2A:53a-27 AND APPLICABLE CASE LAW REGARDING YOUR OBLIGATION TO FILE AN AFFIDAVIT OF MERIT

RELATED CASES PENDING?	IF YES, LIST DOCKET #S:
____YES X NO	

DO YOU ANTICIPATE ADDING ANY PARTIES (arising out of same transaction or occurrence)?	NAME OF DEFENDANT'S PRIMARY INSURANCE COMPANY, IF KNOWN ____ NONE X UNKNOWN
_YES X NO	

THE INFORMATION PROVIDED ON THIS FORM CANNOT BE INTRODUCED INTO EVIDENCE

CASE CHARACTERISTICS FOR PURPOSES OF DETERMINING IF CASE IS APPROPRIATE FOR MEDIATION

A. DO PARTIES HAVE A CURRENT PAST OR RECURRENT RELATIONSHIP? X YES __ NO	IF YES, IS THAT RELATIONSHIP __EMPLOYER-EMPLOYEE __FRIEND/NEIGHBOR __FAMILIAL X BUSINESS _OTHER________

B. DOES THE STATUTE GOVERNING THIS CASE PROVIDE FOR PAYMENT OF FEES BY THE LOSING PARTY __YES X NO

USE THIS SPACE TO ALERT THE COURT TO ANY SPECIAL CHARACTERISTICS THAT MAY WARRANT INDIVIDUAL MANAGEMENT OR ACCELERATED DISPOSITION: This is a class action and derivative complaint brought by individual investors in various mutual funds. The causes of action are based on state claims, including breach of contract and fiduciary duty and unjust enrichment. Individual case management is warranted.

DO YOU OR YOUR CLIENT NEED ANY DISABILITY ACCOMMODATIONS? ____ YES X NO	IF YES, PLEASE SPECIFY THE REQUESTED ACCOMMODATION:

WILL AN INTERPRETER BE NEEDED? __YES X NO IF YES, FOR WHAT LANGUAGE?_

ATTORNEY SIGNATURE [signature]

PELLETTIERI, RABSTEIN AND ALTMAN
790 Woodlane Road
Tarnsfield Plaza, Suite 6
Mt. Holly, New Jersey 08060
(609) 267-3390

GOODKIND, LABATON, RUDOFF & SUCHAROW, LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700
Attorneys for Plaintiffs

ROBERT GARFIELD and RONALD D. WEINER, Plaintiffs,	SUPERIOR COURT OF NEW JERSEY LAW DIVISION COUNTY OF HUDSON
vs.	CIVIL ACTION
BANC OF AMERICA CAPITAL MANAGEMENT, LLC; JANUS CAPITAL CORPORATION; STRONG CAPITAL MANAGEMENT, INC.; CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, and CANARY CAPITAL PARTNERS, LTD, Defendants,	DOCKET NO.: Hud-L - 4716-03
JANUS MERCURY FUND, JANUS TWENTY FUND; JANUS OLYMPUS FUND; JANUS INVESTMENT FUND SPECIAL EQUITY FUND; JANUS ORION FUND; JANUS 2 FUND; STRONG EQUITY FUNDS INC. ENTERPRISE FUND; STRONG EQUITY FUNDS II INC., MULTI CAP VALUE FUND - GROWTH MIDCAP; STRONG OPPORTUNITY FUND INC.; STRONG EQUITY FUNDS INC. TECHNOLOGY 100 FUND; STRONG EQUITY FUNDS INC. US EMERGING GROWTH; STRONG SHORT TERM INCOME - SHORT TERM BOND; STRONG ADVANTAGE FUND - ULTRA SHORT TERM BOND FUND; and NATIONS FUND INC. INTERNATIONAL VALUE FUND Nominal Defendants.	CLASS ACTION and DERIVATIVE COMPLAINT AND JURY DEMAND

)
)
)
)
)

Plaintiffs, by their attorneys, bring this action on behalf of themselves and a class of all similarly situated persons in connection with the class claims asserted against defendants. Plaintiffs also bring claims against defendants derivatively on behalf of the nominal defendants. The claims asserted herein and the supporting allegations are based upon plaintiffs' personal knowledge as to their own acts, and, as to other matters, which are particularly within Defendants' knowledge and lie within their control, upon information and belief. Plaintiffs' information and belief is based upon an investigation of counsel, which included, among other things, a review of documents filed by the nominal defendant mutual funds with the Securities and Exchange Commission ("SEC"), various news reports and articles, and other publicly available information including the compliant filed by the Attorney General of the State of New York, Elliot Spitzer, entitled State of New York v. Canary Capital Partners, LLC., et. al. in Supreme Court, New York County.

PARTIES

1. Plaintiff, Robert Garfield, is, and at all times herein mentioned was, a resident and citizen of the State of Florida, Charlotte County. Plaintiff is the current beneficial owner of mutual fund shares in the following mutual funds: Janus Fund Family: Mercury, Janus Twenty, Olympus, Special Equity, Orion, and Janus 2; Strong Fund Family: Enterprise, Growth Midcap, Opportunity, Technology, Emerging Growth, Short Term Bond, and Ultra Short Term Bond Fund.

2. Plaintiff, Ronald D. Weiner is, and at all times herein mentioned was, a resident and citizen of the State of Connecticut, Fairfield County. Plaintiff is the current beneficial owner of mutual fund shares in the Nations International Value Fund and Janus Worldwide Fund.

3. Defendant Banc of America Capital Management, LLC ("BACAP") is the investment advisor to over 70 mutual fund portfolios in the Nations Funds Family and, as such, owes a fiduciary duty to the investors in the Nations Funds. BACAP is a registered investment advisor and a wholly-owned subsidiary of Bank of America. BACAP, and its affiliates, advise more than $271 billion, including more than $134 billion under management in the Nations Funds family of funds. Its management covers all major domestic asset classes, including equity and fixed income securities, and money market instruments. Nations Funds pays BACAP an annual fee for its investment advisory services. The fee is calculated as a percentage of the average daily net assets of each Nations Fund. BACAP maintains its corporate headquarters at 101 South Tryon Street, Charlotte, NC 28255.

4. Defendant Janus Capital Corporation ("Janus") is the investment advisor to the entire family of Janus Mutual Funds and is responsible for the day-to-day management of its investment portfolios and other business affairs of the Junus Funds. Janus (together with its predecessors) has served as investment advisor to the Janus Funds since 1970 and currently serves as investment advisor to all of the Janus funds. Janus furnishes continuous advice and recommendations concerning the Fund's investments. In addition, Janus employees serve as officers of the trust overseeing the Funds, and Janus provides office space for the Funds and pays the salaries, fees and expenses of all Fund officers and those Trustees who are interested persons of Janus. The Funds pays Janus a management fee, which is calculated daily based on average daily net assets and paid monthly. The Fund's advisory agreement spells out the management fee

and other expenses that the Fund. Janus maintains its corporate headquarters at 100 Fillmore Street, Denver, Colorado 80206.

5. Defendant Strong Capital Management, Inc. ("Strong") is the investment advisor for the family of Strong Funds. Strong provides investment management services for mutual funds and other investment portfolios representing assets of over $38 billion as of February 28, 2003. Strong began conducting business in 1974. Since then, its principal business has been providing investment advice for individuals and institutional accounts, such as pension and profit-sharing plans, as well as mutual funds, some of which are available through variable insurance products. As compensation for its advisory services, each Fund pays Strong a management fee at the annual rate specified below of the average daily net asset value of the Strong Funds. Strong's address is P.O. Box 2936, Milwaukee, WI 53201.

6. Defendants BACAP, Strong, and Janus are referred to herein individually or collectively as the Advisor Defendants.

7. Non-party Edward J. Stern ("Stern"), a resident of New York County, New York is, and was at all relevant times, the Managing Principal of defendants Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively, "Canary" or the "Canary Defendants").

8. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

9. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

10. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company. Stern is also the Managing Principal of Canary Capital Partners, Ltd.

JURISDICTION AND VENUE

11. Jurisdiction is proper in this Court. The allegations and claims for relief set forth herein arise out of acts committed in large part in this State, which acts violate common law. Also, defendants Canary Capital Partners, LLC Canary Investment Management, LLC are organized and existing under the laws of the State of New Jersey. Venue is predicated on the residency of these defendants in Hudson County and on the fact that these entities do business in Hudson County.

SUBSTANTIVE ALLEGATIONS

12. From 1999 to 2003, with the active assistance of the Advisor Defendants, Canary engaged in two fraudulent schemes, which resulted in it preceding tens of millions of dollars in improper profit, all of which come in at the expense of Plaintiffs, the Class and the nominal defendant Funds. Both schemes involved the complicity of the Advisor Defendants that violated their fiduciary duties to their beneficiaries in return for substantial fees and other income for themselves and their affiliates.

13. The first scheme involved the Advisor Defendants' determination to permit the Canary Defendants to conduct what is known in the mutual fund industry as "late trading" of shares in the mutual funds (the "Funds") for which they acted as the investment advisor. In the context of mutual funds, an investment advisor is typically akin to senior management in any corporation. They have effective control of the day-to-day operations of the funds as well as the ability to strongly influence all important decisions made with respect to the fund including those by its board of directors, or trustees.

14. The daily price of shares in the Funds is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Conversely, orders placed after 4:00 p.m. EST are supposed to be priced using the following day's price. Canary agreed with implicit (and sometimes explicit) permission of the Advisor Defendants that orders Canary placed after 4 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary to capitalize on post-4:00 p.m. information while those who bought their mutual fund shares lawfully could not. The benefit enjoyed by Canary's late trading is not unlike betting today on yesterday's horse races.

15. The second scheme involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares and poses a serious detrimental effects to the Funds' shareholders. Indeed, it is widely acknowledged that timing dilutes existing interests in the fund. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nevertheless, the Advisor Defendants entered into undisclosed agreements to allow timing in return for the receipt of sizable static, or parked, investments that results in increased fee income.

16. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to ferret out "timers" and put a stop to their short-term trading activity. Nonetheless, Advisor Defendants arranged to give Canary and other market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

17. The Advisor Defendants' willingness to negotiate away rules put in place to protect mutual fund investors in return for increased management fees constituted a blatant violation of the Advisor Defendants' fiduciary duties to Plaintiffs and Class, as well as a breach of the terms of the prospectus, which governed the operation and management of the Funds and expressly prohibited "timing."

A. Late Trading

18. Canary's practice of late trading exploited the unique way in the Funds determine their net asset value, or NAV. The Funds, as with other mutual funds, are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The NAV generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell (the mutual fund industry refers to sales as "redemptions") its shares at the NAV with the public all day, any day—but unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing", which became law in 1968.

1. The Purpose of "Forward Pricing"

19. This system assures a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4 p.m. on a given day are filled at the NAV determined that day while orders placed after 4 p.m. are filled at the NAV calculated the next day. Thus, all investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. And no investor has (or at least is supposed to have) the benefit of "post-4:00 information" prior to

making an investment decision. The importance of this protection becomes clear when, for example, there is an event after 4:00 p.m. (like an unexpectedly positive corporate earnings announcement) that makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. Forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (1) higher prices for the stock held by the fund and therefore (2) a higher NAV for the fund.

20. An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

21. Where does the late trader's arbitrage profit come from? Dollar for dollar, it comes out of the mutual fund that the late trader buys. In essence, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has either to sell stock or use cash on hand—stock and cash that used to belong to the long-term investors—to give the late trader his gain. This makes late trading basically a zero-sum game. Putting to one side the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the

long-term investors' loss. The forward pricing rule was enacted to prevent this kind of abuse. See 17 C.F.R. § 270.22c-1(a).

2. Summary of Canary's Late Trading

22. Canary engaged in late trading on a daily basis from in or about March 2000 until July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.

23. Canary obtained some of its late trading "capacity" (the opportunity to engage in late trading) directly from BACAP, which installed special computer equipment in Canary's office that allowed it to buy and sell Bank of America's own mutual funds—the Nations Funds—and hundreds of other mutual funds at the 4:00 p.m. price until 6:30 p.m. New York time. In return, Canary agreed to leave millions of dollars in BACAP bond funds on a long-term basis. These parked funds are known in the trade as "sticky assets."

24. Canary obtained additional late trading capacity from intermediaries, including Security Trust Company ("STC"), an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. STC gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. New York time. So profitable was this opportunity that STC ultimately demanded, and received, a percentage of Canary's winnings.

B. Timing

25. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

26. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.[1]

---

[1] A particularly striking historical example of time zone arbitrage is described in a June 10, 2000 article in TheStreet.Com entitled "Your International Fund May Have the 'Arbs Welcome' Sign Out":

> On Oct. 28, 1997, on the heels of a 10% decline in the U.S. stock market, Asian markets dropped precipitously. By 4 p.m. ET, however, the U.S. markets had recovered. To anyone following the Asian markets, it was clear that those markets would follow suit when they opened for trading.
>
> Unfortunately, this was not so clear to some mutual funds that invest in securities traded in Asian markets. These funds calculated their NAVs at the lower, 13 hours' stale closing prices on the exchange. Many arbitragers, knowing the funds' next-day NAV would rise, stood ready to exploit this pricing discrepancy.
>
> . . . They poured money into Asia/Pacific funds and sold them the next day, pocketing a one-day profit of around 10%. This profit came directly out of the pockets of the remaining shareholders.
>
> How much did shareholders in Asia-Pacific funds lose because the funds used stale prices to value their portfolios? Not surprisingly, the funds aren't talking. But based on methodology suggested by the SEC, shareholders in many of these funds would have seen their accounts drop by up to 2.5% overnight.

See also "International Funds Still Sitting Ducks for Arbs," TheStreet.com (July 1, 2000).

27. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

1. The Effect on Long Term Shareholders

28. Like late trading, effective timing captures an arbitrage profit. And like late trading, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days—as Canary did—the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. The wealth transfer of arbitrage based on the timing of mutual fund transactions has numerous deleterious effects on investors in mutual funds. First and foremost, investors in the Funds were damaged by virtue of the dilution that market timed transactions have on their interests in the Funds. Simply put, but for the market timed transactions, the NAV of the Funds would be higher. In addition "timed" transactions lead to greater transaction costs which must be borne by long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

30. Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares

About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds—like those made by Canary—are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers typically have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

32. Given the harm that timing causes, and the tools available to put a stop to it, why would a mutual fund manager allow his fund to be timed? The answer lies in the way that mutual funds are organized. Typically a single investment advisor sets up a number of mutual funds to form a family. For example, BACAP is the investment advisor for the Nations Funds family, including Nations International Equity fund, Nations Small Cap fund and so on. While each mutual fund is in fact its own company, as a practical matter the investment advisor runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the investment advisor, not the mutual funds themselves. Still, the investment advisor owes fiduciary duties to each fund and each investor.

33. The investment advisor makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the investment advisor more assets in exchange for the right to time trades. The Advisor Defendants all succumbed to temptation and allowed the Canary Defendants and other investors to enter into timed transactions, selling out their beneficiaries, so that these preferred investors could achieve a greater profit than the ordinary buy-and-hold investor and so that they could line their pockets with greater management fees.

34. As an additional inducement for allowing timing, investment advisors often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the investment advisors' other financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the advisor.

35. In addition to being an obvious violation of their fiduciary duties to Plaintiffs, the Class and the Funds themselves, the Advisor Defendants violated the terms of the prospectuses governing the Funds because the prospectuses assured investors that "timing" was not permitted. For example, the "Excessive Trading Policy" in the February 25, 2002 prospectus for the Janus Income Funds states:

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors

> indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.
>
> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund.
>
> . . .

36. Canary realized tens of millions of dollars in profits as a result of these timing arrangements. In many cases these profits also reflect late trading, as Canary would frequently negotiate a timing agreement with one of the Advisor Defendants, and then proceed to late trade the target funds through STC or another intermediary of which the Advisor Defendants were or should have been aware.

37. In early 2000, Canary began to engage in late trading. Canary's most extensive late trading and timing relationship was with BACAP. Starting in 2001, BACAP (1) set Canary up with a state-of-the- art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (2) gave Canary permission to time its own mutual fund family, the "Nations Funds," (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary the derivative short positions it needed to time the funds as the market dropped. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial: Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C. Sihpol, III.

38. Sihpol, who works in the Banc of America Securities' ("BAS") high-net worth group located in midtown Manhattan, visited Stern at his office in Secaucus, New Jersey in April 2001, at which time the two discussed Canary's proposal to time the Nations Funds family.

39. Sihpol later asked Stern to come to the bank's New York headquarters and explain his proposal in person to a larger group that included representatives from the BAS clearing business. At this meeting, which took place in late April, 2001, Stern and two of Canary's traders explained their strategy to the Bank of America group again, discussed their credit needs, and presented a list of the Nations Funds they would most like to time.

40. When the conversation turned to clearing, the representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system. Using technology that was proprietary to BAS, Canary would be able to enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. New York time, without having to speak to a BACAP representative. The representatives of the bank's clearing business mentioned this late trading capability as an additional selling point for ADP.

41. The meeting was a success. The parties agreed to go forward, subject to final approval of the list of Nations Funds to be timed. Sihpol prepared a memorandum summarizing the Canary/Stern relationship and their efforts thus far to implement Canary's mutual fund trading strategy. This memo, dated April 16, 2001, was sent to Charles D. Bryceland, his superior in the high-net worth brokerage business at BAS, and to a BAS compliance officer. Among other things, the memo notes that:

- Canary uses a proprietary strategy involving market timing through daily mutual fund trading;
- the "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of [BAS'] mutual fund clearing operations," (b) initially it was contemplated that Bank of America would permit Canary to time $20 million to $30 million in Nations Funds, and (c) Canary would make a "sticky" asset investment of the same amount of money in Nations bond funds;

- initially Canary would execute its mutual find timing trades by calling the trades into Sihpol, (b) later, however, Canary would be provided a direct link to BAS' proprietary mutual fund clearing system, and (c) the BAS clearing department had approved installation of the "direct link;" and·
- other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trade operations and a $25 million to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the mutual funds Canary was timing.

Sihpol acknowledged that Canary's requests were "a bit unorthodox," but stated that Canary "made it clear they are not only willing to play by the guidelines we agree on, but also pay [Bank of America] for the value we can add."

42. Bryceland, Sihpol's branch manager, favored the market timing relationship with Canary and would later commend the diligence of Sihpol and his team to some of the most senior Bank of America executives. The BAS compliance representative initially questioned the propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities. Apparently the compliance officer's concerns were satisfied when Sihpol informed him that other Bank of America employees "felt the business was worthwhile and an appropriate use of [Bank of America's] resources."

43. On May 1, 2001, Canary sent Sihpol a letter confirming the Nations Funds he hoped to time and providing the dollar amounts of timing for each fund. Initially, Canary intended to time four funds - Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap - in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (i.e., one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be

deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

44. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

(BofA-001534) Canary also confirmed one of Bank of America's rewards for allowing such timing activity - "sticky assets." The letter notes:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

(BofA-001534)

45. Though Sihpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of BACAP. Sihpol had kept Robert H. Gordon, then the co-President of BACAP, abreast of the negotiations with Stern from the beginning, and had obtained from him the list of Nations Funds from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

46. Sihpol also sought to enlist Gordon's assistance with Canary's proposed derivatives transactions involving the securities held in certain of the Nations mutual funds. In the same e-mail, Sihpol wrote:

> Additionally, if you could...let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund.... thanks, and let me know if there are any issues.

Apparently, no one raised any issues. Indeed, after being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."

47. In addition, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations Funds from market timers.

1. **Late Trading at the Bank of America**

48. At first, Canary conducted its late trading with the Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after

4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

49. This procedure violated not only the SEC's "forward pricing rule" and the bank's compliance manual, but was contrary to the Nations Funds prospectus. For example, the Nations Funds Primary A Shares prospectus dated August 1, 2001 states that orders received

> before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share.

50. The manual trading system was cumbersome, and Canary soon began using ADP, the "direct link." After Bank of America technicians installed it in Canary's offices in June of 2001, the link became the preferred route for Canary's late trading (although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems). The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

51. Plaintiffs believe and alleged thereon that BACAP entered into arrangements with other institutional investors in order to allow them to both execute "timed" transactions as well as engage in improper late trading of other Nations Funds. The arrangements with these additional investors, like the arrangements with the Canary Defendants, caused significant damages to the

Funds as well as Plaintiffs and the Class as a result of, among other things, the dilutive effect such improper transactions had on shares in the Funds.

52. Sihpol and his team collected a so called "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the platform.[2] Throughout 2001, 2002 and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

2. The Canary Relationship Expands

53. Canary's timing activity in Nations Funds proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Siphol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

> Rob-
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand

[2] The term "wrap fee" as used at Bank of America generally refers to the fee it charges for investment advice on accounts it manages. The bank provided no investment advice to Canary; the "wrap fee" was compensation for timing capacity and late trading.

> their space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.
>
> Thanks again for the help.
>
> Ted

54. Gordon disagreed. The agreement, according to Gordon, was only that he would consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at Bank of America's private bank, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January 2nd e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix—is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

55. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within bacap" and requesting that she speak with Gordon and advise on a game plan.

56. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to still further senior members in the Bank of America hierarchy. Recipients included Richard DeMartini, the head of all of Bank of America's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved:

> Accolades go to:
>
> * Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
>
> * [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and extremely professional way
>
> * Ted Sihpol .... - for...appropriately drawing on the firms [sic] resources to establish [the Canary relationship].
>
> It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

57. After these e-mail briefings of the upper ranks of Bank of America management, Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACAP continued, however, as Gordon had not yet approved Canary's request for additional timing capacity. Sihpol e-mailed the results of his Canary meeting to Gordon as follows:

> 1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.
>
> 2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.

> 3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
>
> 4. They [sic] fund would like to increase their business w/ [the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
>
> 5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds. . . .
>
> While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

> Rich—Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
>
> Rob

BACAP, however, was unable to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited. Gordon nonetheless approved additional timing capacity, and Canary continued timing various Nations Funds throughout 2002 and into 2003.

58. In 2002, when Canary's timing activity was in full swing, Nations Funds added language to the prospectus disclosing the harmful effect of market timing and reassuring shareholders that Nations Funds would protect them. For example, the August 1, 2002 Nations Funds prospectus for Primary A shares discloses the following:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations—also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors

> believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

59. As one of Bank of America's "timing police" stated in an internal email discussing another timers' approach to Nations Funds in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

A copy of this email was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional Nations funds.

60. Ultimately, even BACAP's own employees questioned whether Canary's timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vociferously to the "timing police" about the damage a timer—apparently Canary—was doing to one of the Nations Funds:

> the PB has a client who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

Notwithstanding these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York Attorney General's Office. At that point, Canary's timing of Nations Funds ceased. On July 3, 2003, a member of the BACAP "timing police" force sent the following e-mail to his colleague:

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday. (BofA-001496-99) The BACAP "timing police" noticed right away that Canary's "sticky assets" had left the bank.

C. Janus

61. Janus is the investment advisor for the Janus family of funds. In 2002, Janus granted permission for Canary to time the Janus Mercury fund. In exchange, Canary deposited "sticky" money into a Janus money market fund. Canary timed the Janus Mercury fund during 2002 and 2003. Janus subsequently granted Canary capacity to time its High Yield fund as well.

62. Plaintiffs believe and alleged thereon that Janus entered into arrangements with other institutional investors in order to allow them to both execute "timed" transactions as well as engage in improper late trading of other Janus Funds. The arrangements with these additional investors, like the arrangements with the Canary Defendants, caused significant damages to the Funds as well as Plaintiffs and the Class as a result of, among other things, the dilutive effect such improper transactions had on shares in the Funds.

1. Canary's Additional Timing Capacity at Janus

63. In early 2003, Canary sought timing capacity in Janus' offshore funds. Through an intermediary, it contacted Janus and offered "sticky" assets in exchange for this additional timing capacity. In response, a concerned Janus employee sent e-mails to Richard Garland, the CEO of Janus International, expressing alarm over the volume of market timing activity in Janus funds:

> I'm getting more concerned w/ all of these market timers and how they are affecting our PM's [*i.e.*, Portfolio Managers] trading activity. [Portfolio Managers] have voiced their sensitivity on a number of occasions re: this type of activity in JWF. I spoke to [a Janus employee] and confirmed that this is a big problem domestically and I want to avoid this at all cost before it gets too problematic offshore. Now that we have our exchange limitation in our prospectus, I would feel more comfortable not accepting this type of business because its too difficult to monitor/enforce & it is very disruptive to the PM's & operation of the funds. Obviously, your call from the sales side.

(JCG 000277)

64. The employee also recommended to Garland that Janus refuse the additional business from Canary due to the issues created for portfolio managers: "For now, I don't think we should take-on additional business of this nature....We need to keep our funds clean & minimise [sic] issues for PM's/fund performance. Do you agree?"

Garland did not agree. He replied:

> I have no interest in building a business around market timers, but at the same time I do not want to turn away $10-$20m! How big is the [Canary] deal . . .?

After learning that Canary's timing could amount to between $10 and $50 million dollars, Garland gave the "[g]o ahead" for Canary's additional timing capacity on April 3, 2003. The new agreement with Canary was never finalized, however.

2. Janus Attempts To Establish A Timing Policy

65. Managing the extensive timing activity in its funds became difficult for Janus. In early June, 2003, it began to consider adopting a consistent policy on market timing. Discussion concerning development of such a policy was opened up to certain Janus employees. Comments included:

- "Our stated policy is that we do not tolerate timers. As such, we won't actively seek timers, but when pressed and when we believe allowing a limited/controlled amount of timing activity will be in JCG's best interests (increased profitability to the firm) we will make exceptions under these parameters." (JCG 000605)·

- "My own personal recommendation is not to allow timing, period, and follow the prospectus....[T]imers often hide multiple accounts and move on the same day which could hurt other investors and enrage the Pms....I don't think the static assets that we might be able to hold onto are worth the potential headaches, nor does this fall into our 'narrow and deep' focus. I suggest we maintain the timing agreements we have, but allow no more." (JCG 000569-570)·

- "[I]f we are going to allow timing, we want to be sure that there are enough static assets [i.e., "sticky" assets] so that we are making a decent profit for all the trouble we are put through."

66. The Janus prospectus stated that timers were being policed and shut down. For example, the February 25, 2002 prospectus for the Janus Income Funds (including the HighYield Fund that Canary was timing) states under the heading "Excessive Trading Policy":

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.
>
> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund....

D. Strong

67. Strong is the advisor for the Strong family of mutual funds. Canary met with Strong representatives on October 16, 2002, asked for permission to time their mutual funds, and at the same time offered to invest in a proprietary Strong hedge fund.

68. After agreeing which funds Canary would be allowed to time, Strong provided Canary with the September month-end portfolio holdings of the target funds on November 13. On November 26, an internal Strong email documented the understanding with Canary:

> "[Canary] will be opening a brokerage account . . . valued somewhere around $18 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a

> Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day. . . . The client will also have substantial additional assets in other areas of Strong for Cash Management[3] and Hedge Fund purposes.

The trading arrangement was documented in more detail in a letter to Canary that day:

> - The following funds are available for your strategy;
>   - Strong Growth 20 Fund
>   - Strong Growth Fund
>   - Advisor Mid Cap Growth Fund
>   - Strong Large Cap Growth Fund
>   - Strong Dividend Income Fund
> - If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
> - You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
> - All funds will be available for margin according to Reg T.
> - We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
> - All positions are limited to 1% of the assets within the fund....

An e-mail the following day shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping." Strong's prospectus stated that it would identify and bar timers from its funds. A Strong prospectus for one of the funds Canary timed reads:

> **Market Timers**
>
> The Fund will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of the fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5

---

[3] The cash management portion of this agreement was apparently never funded.

million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. . . .

It then goes on to reserve the right to shut market timers down:

> We reserve the right to:
>
> - Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
> - Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

69. After several months of trading, Canary wrote Strong on February 21, 2003:

> We are prepared to make an investment in your hedge fund. We will also step up our allocation to your mutual funds to our full $18 MM if that is still ok.

CLASS ACTION ALLEGATIONS

70. Counts one (breach of fiduciary duty and aiding and abetting a breach of fiduciary duty), two (unjust enrichment), and three (breach of contract) (the "Class Claims") are brought under provisions of the New Jersey Rule of Civil Procedure 4:32-1 et. seq., on behalf of a Class of all owners of shares in the Janus, Strong, One Group and Nations families of funds between January 1, 1999 and June 3, 2003 and who were damaged as a result of the unlawful conduct alleged herein (the "Class").

71. Excluded from the Class are the defendants herein, any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

72. The members of the Class are so numerous that joinder of all Class members is impracticable. While the exact number and identities of Class members are unknown at this time and can only be ascertained after reviewing defendants' records, Plaintiffs are informed and

believe that there are thousands of mutual fund investors who would be potential members of the Class.

73. There are common questions of law and fact which exist as to all members of the Class and which predominate over any questions affecting only individual members of the Class. The questions of law and fact common to the Class are, inter alia:

(a) whether defendants engaged in a scheme, which allowed certain investors to enter into prohibited transactions in the Funds;

(b) whether the Advisor Defendants breached their fiduciary duties thereby;

(c) whether the Advisor Defendants breached the terms of the prospectuses governing the operation of the Funds thereby;

(d) whether the defendants were unjustly enriched thereby;

(e) whether defendants acted unlawfully and/or fraudulently;

(f) whether punitive damages should be assessed against defendants on account of its fraudulent, unconscionable conduct;

(g) whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

74. Plaintiffs' claims are typical of the claims of the other members of the Class. Defendants engaged in a common scheme to enable the Canary Defendants and other institutional investors to enter into prohibited transactions, which diluted their interest in the Funds and lessened the value of their shares in the Funds.

75. Plaintiffs will fairly and adequately represent the interests of the Class. Plaintiffs have retained counsel with experience in securities class actions, and the interests of Plaintiffs are coincident with and not antagonistic to the interests of the members of the Class.

76. Defendants have acted on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole.

77. A class action is superior to other available methods for the fair and efficient adjudication of this controversy because joinder of all Class members is impracticable. Moreover, since the damages suffered by the individual members of the Class may be relatively small, the expense and burden of individual litigation would, practically speaking, make it impossible for the members of the Class individually to redress the wrongs done to them by Defendants. The Class is readily definable, and prosecution of this action as a class action will reduce the possibility of repetitious litigation and the concomitant strain on the court system. Plaintiffs anticipate no difficulty in the management of this action as a class action.

78. Notice can be provided to the Class by means of the U.S. Mail and/or publication of a form of notice similar to those customarily used in other class action litigation. Plaintiffs know of no difficulty that will be encountered in the management of this litigation that would preclude its maintenance as a class action.

DEMAND ON THE FUNDS' DIRECTORS

96. Plaintiffs have not made a demand that the board of directors of the Funds pursue the claims asserted herein against the Advisor Defendants because such a demand would have been a futile act for the following reasons:

a. The directors of the Funds (the "Directors") have for a substantial time been aware of some or all of the wrongs forming the basis for the claims alleged herein, but have chosen not to protect the Funds or rectify the policies and practices complained of herein. The Directors participated in, acquiesced in and approved the wrongs alleged herein and did so in affirmative violation of their duties to the Funds and their shareholders and have permitted the wrongs alleged and/or have remained inactive although they have long had knowledge of those wrongs.

b. The wrongful actions and/or inactions by the Director Defendants alleged herein amounted to breaches of their fiduciary duty of good faith, disclosure, due care and loyalty to the Funds and their shareholders, and the abdication of their responsibilities give rise to liability to the Funds.

c. The Directors failed to put into place adequate internal controls and adequate means of supervision to stop the wrongful business practices and corporate waste alleged herein despite the fact that there were repeated warnings -- from sources inside and outside the Company -- about such wrongful business practices since at least 2000.

d. By virtue of their position as Directors and in view of their collective experience in the mutual fund industry, the Directors knew or should have known of the existence of the wrongful business practices and corporate waste described herein.

e. The Directors of the Funds are typically directors of many individual funds within each fund complex and receive an annual fee for their service on each board, which could add up to hundreds of thousands of dollars in the aggregate. These fees are typically paid by the Advisor Defendants, who, in addition to this, exercise significant influence over the Directors. Also, Directors are typically unaware of the Funds day-to-day operations, exert almost no control over the management of the Funds, and are oftentimes reduced to a "rubber stamp" for whatever the investment advisor recommends. As such, the Directors could not, in good faith, be expected to bring suit against the Advisor Defendants to whom they are beholden.

DERIVATIVE CLAIM FOR BREACHES OF FIDUCIARY DUTIES

79. Plaintiffs repeat and reallege each and every allegation contained above with the same force and effect as though fully set forth herein.

80. The Directors owe the Funds and their shareholders the fiduciary duties of care and loyalty and the duty to exercise, in the performance of their responsibilities as directors, the care that a reasonably prudent person in a similar position would use under similar circumstances. These duties included the duty to exercise reasonable care in the oversight and supervision of the Funds' corporate affairs and management. As set forth herein, the Directors violated those duties through their bad faith and/or gross negligence which caused or contributed to the commission of the wrongs complained of herein.

81. Based on the foregoing allegations, the Directors have violated their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

82. The Director Defendants knew of and were reckless or grossly negligent in causing or failing to prevent the wrongful business practices and corporate waste alleged herein, or they recklessly or with gross negligence failed to ascertain and avert such business practices and corporate waste.

83. The Advisor Defendants' breaches of fiduciary duty have proximately caused or will cause the Funds to suffer substantial monetary damages as a result of the wrongful business practices described herein, as well as yet undetermined damages arising out of the tarnishing the image of the Funds.

FIRST CAUSE OF ACTION

(Class Claim for Breach of Fiduciary Duty and Breach of Trust Against the Advisor Defendants and Aiding and Abetting the Advisor Defendants' Breach Of Fiduciary Duties against the Canary Defendants)

84. Plaintiffs repeat and reallege all of the foregoing allegations as if fully set forth herein.

85. The Advisor Defendants stand in a fiduciary relationship with the Funds and their shareholders (i.e., the Class). By reason of their fiduciary positions, the Advisor Defendants owed, and continue to owe, fiduciary duties to the Funds and their shareholders including the duties of due care, loyalty and good faith and fair dealing, and are and were forbidden to use their positions of trust and authority for personal gain at the expense of the Funds and their shareholders, to improperly diminish the value of the Funds' investments, or to personally benefit at the expense of the Class.

86. In entering into arraignments with the Canary Defendants and other institutional investors whereby such investors would receive favorable treatment with respect to market timing trades and late trading at the expense of existing Fund shareholders, the Advisor Defendants breached their fiduciary duties and, in so doing, garnered substantial benefits to the detriment, harm, monetary damage, and expense of the Class (as well as the Canary Defendants aiding and abetting such violations). The members of the Class have seen their investments in the Funds diluted by virtue of the late trading and timing schemes approved, supported and funded by the Advisor Defendants in contravention of their fiduciary obligations of loyalty, care and disclosure to the Funds and the Class.

87. The prohibited Canary transactions further violated the Advisor Defendants' (aided and abetted by the Canary Defendants) duties of care and undivided loyalty in that, as a result of the dilutive transactions, the Advisor Defendants acknowledge that the Funds were incurring significant transaction costs which would be borne by the Funds' shareholders.

88. In developing, structuring and profiting from the illicit dilutive transactions, the Advisor Defendants (and the Canary Defendants as aiders and abettors) violated their fiduciary duties and positions of trust for personal gain at the expense of the Class.

89. The Advisor Defendants (aided and abetted by the Canary Defendants) breached their fiduciary duties to the Class by negotiating away protections to belonging to the Funds and the Class, which were put in place to prevent the dilutive effect of frequent redemptions in the Funds, all of which was done to enrich the Advisor Defendants to the direct detriment of their beneficiaries.

90. The Advisor Defendants (aided and abetted by the Canary Defendants) further breached their fiduciary duties and positions of trust for personal gain by causing violating the rules of the Securities and Exchange Commission with respect to their participation in illicit "late trading" schemes.

91. By reason of the foregoing, the Advisor Defendants (aided and abetted by the Canary Defendants) have breached their fiduciary duties to Plaintiffs and the members of the Class and should be surcharged for all damages suffered by Plaintiffs and the members of the Class by reason of their breaches of fiduciary duties. Plaintiffs and the Class suffered special injury as a result of the dilution owing to the Advisor Defendants conspiring to permit timing and late trading, in that the dilution did not similarly affect all fund investors, as detailed herein, insofar as other fund investors were the unlawful beneficiaries of such dilution.

SECOND CAUSE OF ACTION

(Unjust Enrichment)

92. Plaintiffs repeat and reallege all of the foregoing allegations as if fully set forth herein.

93. The Advisor Defendants have been unjustly enriched at the expense of and to the detriment of Plaintiffs and the Class by receiving excessive fee income earned as a result of its compromise of its pretty sure he obligations to the Class in participating, funding and acquiescing to Canary's illicit transactions. The Advisor Defendants has failed or refused to

refund to Plaintiffs and the Class the amounts wrongfully obtained and have been unjustly enriched thereby.

94. Plaintiffs and Class are entitled to recover from the Advisor Defendants as unjust enrichment all amounts wrongfully collected and improperly retained by them, plus interest thereon.

THIRD CAUSE OF ACTION

(Breach of Contract)

95. Plaintiffs repeat and reallege all of the foregoing allegations as if fully set forth herein.

96. The prospectuses disseminated by the Funds to Plaintiffs and the Class members are contracts.

97. These contracts provided that shares would be purchased in the Funds and the NAV calculated on the prior day and that market timing transactions would not be allowed.

98. The Advisor Defendants' improper conduct in allowing for late trading and market timing transactions was in direct contravention of the terms of the prospectuses governing the operation of the Funds and constituted a breach of such contracts.

99. As a direct and proximate result of the Advisor Defendants' breach of its contracts with Plaintiffs and the Class Members, Plaintiff and the Class Members have suffered injury and seek damages in the amount necessary to restore them to the positions they would be in had no breach occurred.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully prays for judgment as follows:

(1) For an order certifying this case as a class action;

(2) For compensatory damages according to proof;

(3) For an order finding and declaring that defendants' acts and practices as challenged herein are unlawful, fraudulent and constitute unconscionable conduct sufficient to support an award of punitive damages under New Jersey's Punitive Damages Act, N.J.S.A. 2A: 15-5.9 et. seq.

(4) For an order preliminarily and permanently enjoining defendants from engaging in the practices challenged herein;

(5) For an order of disgorgement and/or restitution in an amount to be determined at trial;

(6) For pre judgment interest to the extent permitted by law;

(7) For an award of attorneys' fees, costs and expenses incurred in the investigation, filing and prosecution of this action to the extent permitted by law; and

(8) For such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

PELLETTIERI, RABSTEIN & ALTMAN

By: ______________________
Arthur Penn

790 Woodlane Road
Tarnsfield Plaza, Suite 6
Mt. Holly, NJ 08060
609-520-0900

GOODKIND LABATON RUDOFF & SUCHAROW LLP
Joel H. Bernstein

DESIGNATION OF TRIAL COUNSEL

Pursuant to the provisions of R. 4:25-4, the Court is advised that Arthur Penn is hereby designated as trial counsel.

PELLETTIERI, RABSTEIN AND ALTMAN
Attorneys for Plaintiff

ARTHUR PENN

CERTIFICATION OF TRIAL COUNSEL

It is hereby certified pursuant to R.4:5-1, that the matter in controversy herein is not the subject of any other pending action, except for an action filed in New York by New York's Attorney General.. There are no other actions pending in any other court or of a pending arbitration proceeding and no such action or arbitration proceeding is contemplated.

PELLETTIERI, RABSTEIN AND ALTMAN
Attorneys for Plaintiff

ARTHUR PENN

Dated: September 8, 2003

STATE OF NORTH CAROLINA

File No. 13CVS 15746

Mecklenburg County

In The General Court Of Justice
☐ District ☒ Superior Court Division

Name Of Plaintiff JOHN MCLAIN, on behalf of himself and others similarly situated	
Address 741 Kenilworth Avenue, Suite 300	**CIVIL SUMMONS**
City, State, Zip Charlotte, NC 28204	☐ **ALIAS AND PLURIES SUMMONS** G.S. 1A-1, Rules 3, 4
VERSUS	
Name Of Defendant(s) BANK OF AMERICA CORPORATION, BANC OF AMERICA ADVISORS, LLC, BANC OF AMERICA CAPITAL MANAGEMENT, LLC, NATIONS FUNDS TRUST, BANC OF AMERICA SECURITIES, LLC, and DOE Defendants 1-100	Date Original Summons Issued Date(s) Subsequent Summons(es) Issued

To Each Of The Defendant(s) Named Below:

Name And Address Of Defendant 1	Name And Address Of Defendant 2
BANC OF AMERICA CAPITAL MANAGEMENT, LLC c/o CT Corporation System, Agent for Service 225 Hillsborough Street Raleigh, NC 27603	BANC OF AMERICA SECURITIES, LLC c/o CT Corporation System, Agent for Service 225 Hillsborough Street Raleigh, NC 27603

A Civil Action Has Been Commenced Against You!

You are notified to appear and answer the complaint of the plaintiff as follows:

1. Serve a copy of your written answer to the complaint upon the plaintiff or plaintiff's attorney within thirty (30) days after you have been served. You may serve your answer by delivering a copy to the plaintiff or by mailing it to the plaintiff's last known address, and

2. File the original of the written answer with the Clerk of Superior Court of the county named above.

If you fail to answer the complaint, the plaintiff will apply to the Court for the relief demanded in the complaint.

Name And Address Of Plaintiff's Attorney (If None, Address Of Plaintiff) John W. Gresham FERGUSON STEIN CHAMBERS LAW OFFICES 741 Kenilworth Avenue, Suite 300 Charlotte, North Carolina 28204	Date Issued 9-17-13 Time 4:47 ☐ AM ☒ PM Signature [signature] ☐ Deputy CSC ☐ Assistant CSC ☒ Clerk Of Superior Court

☐ ENDORSEMENT This Summons was originally issued on the date indicated above and returned not served. At the request of the plaintiff, the time within which this Summons must be served is extended thirty (30) days.S	Date Of Endorsement Time ☐ AM ☐ PM Signature ☐ Deputy CSC ☐ Assistant CSC ☐ Clerk Of Superior Court

NOTE TO PARTIES: *Many counties have **MANDATORY ARBITRATION** programs in which most cases where the amount in controversy is $15,000 or less are heard by an arbitrator before a trial. The parties will be notified if this case is assigned for mandatory arbitration, and, if so, what procedure is to be followed.*

AOC-CV-100, Rev. 4/01

(Over)

RETURN OF SERVICE

I certify that this Summons and a copy of the complaint were received and served as follows:

DEFENDANT 1

Date Served	Time Served ☐ AM ☐ PM	Name Of Defendant

☐ By delivering to the defendant named above a copy of the summons and complaint.

☐ By leaving a copy of the summons and complaint at the dwelling house or usual place of abode of the defendant named above with a person of suitable age and discretion then residing therein.

☐ As the defendant is a corporation, service was effected by delivering a copy of the summons and complaint to the person named below.

Name And Address Of Person With Whom Copies Left (if corporation, give title of person copies left with)

☐ Other manner of service *(specify)*

☐ Defendant WAS NOT served for the following reason:

DEFENDANT 2

Date Served	Time Served ☐ AM ☐ PM	Name Of Defendant

☐ By delivering to the defendant named above a copy of the summons and complaint.

☐ By leaving a copy of the summons and complaint at the dwelling house or usual place of abode of the defendant named above with a person of suitable age and discretion then residing therein.

☐ As the defendant is a corporation, service was effected by delivering a copy of the summons and complaint to the person named below.

Name And Address Of Person With Whom Copies Left (if corporation, give title of person copies left with)

☐ Other manner of service *(specify)*

☐ Defendant WAS NOT served for the following reason.

Service Fee Paid	Signature Of Deputy Sheriff Making Return
$	
Date Received	Name Of Sheriff (Type Or Print)
Date Of Return	County Of Sheriff

STATE OF NORTH CAROLINA

COUNTY OF MECKLENBURG

IN THE GENERAL COURT OF JUSTICE
SUPERIOR COURT DIVISION
03 CVS 15740

JAMES MCLAIN, on behalf of himself and others similarly situated,

Plaintiff,

v.

BANK OF AMERICA CORPORATION, BANC OF AMERICA ADVISORS, LLC, BANC OF AMERICA CAPITAL MANAGEMENT, LLC, NATIONS FUNDS TRUST, BANC OF AMERICA SECURITIES, LLC, and **DOE Defendants 1-100**,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff James Mclain, on behalf of himself and all others similarly situated, alleges upon information and belief that:

PARTIES

1. Plaintiff James Mclain holds shares or units in four mutual funds offered by Nations Funds Trust. Specifically, Mclain holds shares or units in Nations Convertible Securities Fund, Nations International Equity Fund, Nations Midcap Index Fund, and Nations Small Company Fund, and has been damaged thereby. Mclain is a resident of Winston-Salem, North Carolina.

2. Defendant Nations Funds Trust ("NF"), a Delaware statutory trust, is the registrant and issuer of the shares of the numerous mutual funds in the Funds Family. The principal place of business for Nations Funds Trust is One Bank of America Plaza, Charlotte, NC 28255. Nations Funds Trust offers numerous stock, bond and index-related mutual funds to investors (hereafter the mutual funds offered by Nations Funds Trust are collectively referred to as "Funds Family").

3. Defendant Banc of America Advisors, LLC ("BAA"), a North Carolina limited liability company, managed and advised the Funds Family until January 1, 2003. During this period, BAA conducted the day-to-day management of the Funds Family. BAA's principal place of business is located at One Bank of America Plaza, Charlotte, North Carolina 28255.

4. Defendant Banc of America Capital Management, LLC ("BACM"), a North Carolina limited liability company and the successor to BAA, manages and advises the Funds Family. BACM conducted the day-to-day management of the Funds. BACM is located at One Bank of America Plaza, Charlotte, North Carolina 28255. BACM replaced Banc of America Advisors, LLC, as the investment adviser to the Funds Family, on January 1, 2003.

5. Defendant Banc of America Securities, LLC ("BAS") is a North Carolina limited liability company, a subsidiary of Bank of America Corporation, with its principal place of business in Charlotte, North Carolina.

6. Defendant Bank of America Corporation ("BAC") is a bank and financial holding company that is incorporated in Delaware with its principal place of business in Charlotte, North Carolina. Bank of America is the parent company of BAS, NF and the current investment adviser BACM.

7. Plaintiff has no current knowledge of the true names of defendants sued as Does 1 through 100 inclusive ("Doe Defendants") and, therefore, sues these Doe Defendants by such fictitious names. Plaintiff will seek leave of the Court to further amend this Complaint to allege their true names and capacities when they are ascertained. Plaintiff alleges that each of these Doe Defendants is an employee, officer, director or agent of one of the named Defendants and is responsible in some manner for the acts and occurrences alleged herein, and that Plaintiff's damages were caused by such Doe Defendants.

VENUE AND JURISDICTION

8. The claims asserted in this Complaint are brought under the laws of the State of North Carolina. Venue is proper pursuant to N.C. Gen. Stat. § 1-79.

FACTUAL ALLEGATIONS

9. More than 80 million people, or one out of every two households in America, invest in mutual funds. Bank of America Corporation ("BAC") has held itself out to mutual fund investors as "a company dedicated to a goal of providing responsible investment management and superior service. Bank of America is recognized for its sound investment approaches, which place it among the nation's foremost financial institutions."

10. Beginning in 2001 until September 3, 2003, Defendants conspired with each other to allow certain favored institutional investors such as hedge fund Canary Capital Partners, LLC and Canary Investment Management, LLC, (collectively "Canary") to reap many millions of dollars in profit, at the expense of investors in the Funds Family, including Plaintiff and the other members of the class, through secret and illegal after-hours trading and timed trading. In exchange for allowing this improper conduct, the Defendants received substantial fees and other profits for themselves and their affiliates to the detriment of Plaintiff and the other members of the Class who knew nothing of these arrangements. Specifically, BAA and BACM, as managers of the Funds Family, profited from fees they charged to the Funds Family that were measured as a percentage of the assets under management. In exchange for the right to engage in late trading and timing, hedge funds such as Canary agreed to place substantial assets in the Funds Family, thereby increasing the overall assets in the Funds Family and the fees paid to the Funds Family managers. The assets parked in the Funds Family in exchange for the right to engage in late trading and timing are referred to as "sticky assets." Furthermore, Canary secretly disguised additional, improper compensation to the Defendants as interest payments on monies loaned by the Defendants to Canary for the purpose of financing the illegal scheme.

11. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. NF, BAA, and BACM agreed with certain hedge funds, including Canary, that Canary would engage in timing of certain mutual funds in the Funds Family. Timing is designed to exploit inefficiencies in the way mutual fund companies price their shares, for timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it.

Nonetheless, in return for investments that increased BAA's and BACM's profits accruing from the management of the Funds Family, NF, BAA, and BACM entered into undisclosed agreements to allow timing. In fact, NF, BAA, and BACM have employees (generally referred to as the "timing police") who are supposed to ferret out "timers" and put a stop to their short-term trading activity. Nonetheless, NF, BAA, and BACM arranged to give certain hedge funds a "pass" with the timing police, who did not attempt to shut down their short-term trading.

12. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the securities held by the Funds Family may not have traded for hours before the New York closing time can render the fund's "Net Asset Value" or "NAV," as defined in paragraph 16 below, stale and thus be susceptible to being timed for quick profits. This is sometimes known as "liquidity arbitrage."

13. Effective timing captures an arbitrage profit. This profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as Canary also effectively did – the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

14. Beside the wealth transfer effect of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

15. Timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, NF's prospectuses stated that timing is monitored and that the Defendants will work to prevent it. These statements were false because, not only did the Defendants allow favored investors such as Canary to time their trades, but, in the case of Canary, they also provided a trading platform, provided Canary proprietary information about the stocks

held in the Funds Family, financed the timing arbitrage strategy, and sought to profit and did profit from it.

16. "Late trading" exploits the unique way in which mutual funds, including the Funds Family, set their prices on a daily basis for transaction in funds' shares. The daily price of mutual fund shares is calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value" or "NAV," reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell, or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are required to be filled using the *following day's* closing price. Unbeknownst to Plaintiff and other members of the Class, Defendants secretly agreed that orders for certain hedge funds such as Canary placed after 4:00 p.m. on a given day would illegally receive that same day's price (as opposed to the next day's price, at which the order would have been executed had it been processed lawfully). This illegal conduct allowed Canary to take advantage of information made public after the close of trading at 4:00 p.m. while Plaintiff and other members of the Class, who bought their Funds Family shares lawfully, could not.

THE CANARY RELATIONSHIP

17. Starting in 2001, Defendants (1) set Canary up with a state-of-the-art electronic late trading platform operated by BAS, allowing Canary to trade late in the hundreds of mutual funds, including but not limited to the Funds Family, (2) gave Canary permission to time mutual funds in the Funds Family, (3) provided Canary with approximately $300 million of credit to orchestrate late trading and timing for its own profit, and (4) enabled Canary to enter into derivative positions it needed to capitalize on its ability to time and late trade mutual funds in the Funds Family. None of these facts were disclosed in the NF prospectuses. In the process, Canary became one of BAC's largest customers. The relationship was mutually beneficial: Canary made tens of millions through late trading and timing, while Defendants made millions themselves.

1. **Setting Up The Relationship**

18. On May 1, 2001, Canary sent Theodore C. Sihpol, III, a broker at Bank of America Securities ("BAS") private client group, a letter confirming which of the mutual funds in the Funds Family it wanted to time and providing the dollar amounts of timing for each of the mutual funds in the Funds Family. Initially, Canary intended to time four mutual funds in the Funds Family — Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap — in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per week (i.e., one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Funds Family money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" mutual fund.

19. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

Canary also confirmed one of the defendants' rewards for allowing such timing activity – "sticky assets." The letter notes:

> It is also our intention to commit "permanent" capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

20. Though Sihpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of BACM, the investment manager of the Funds Family. Sihpol had kept Robert H. Gordon, then the co-President of BACM, abreast of the negotiations with Stern from the beginning, and had obtained from him the

list of funds in the Funds Family from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

21. Sihpol also sought to enlist Gordon's assistance with Canary's proposed derivatives transactions involving the securities held in certain of the mutual funds in the Funds Family. In the same e-mail, Sihpol wrote:

> Additionally, if you could...let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel [a subsidiary of Canary] that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACM as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Intmdt. Gov't Fund....
> thanks, and let me know if there are any issues.

Apparently, no one raised any issues. After being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, Gordon forwarded the e-mail to various BACM personnel confirming that Canary was "an approved timer."

22. In addition, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACM "timing police" responsible for protecting the Funds Family from market timers.

2. <u>Late Trading at BAS</u>

23. At first, Canary conducted its late trading with BAS "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order

ticket, time stamped it, and set it to one side until that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to BAS' mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

24. This procedure violated not only the SEC's "forward pricing rule" and the BAS' compliance manual, but was contrary to the NF prospectus. For example, the Nations Funds Primary A Shares prospectus dated August 1, 2001 states that orders received

> before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share.

25. The manual trading system was cumbersome. BAS technicians installed Automatic Data Processing ("ADP"), also called the "direct link," in Canary's offices in June of 2001. The link became the preferred route for Canary's late trading, although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems. The direct link enabled Canary to trade late not just in the Funds Family where it had negotiated capacity, but in other mutual funds with which BAS had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before the ADP or direct link trading window closed at 6:30 p.m., the NAVs of many of these mutual funds, including those in the Funds Family would be stale and potentially ripe for arbitrage trading by Canary.

26. Sihpol and his team collected a so-called "wrap fee" of one percent of the Canary assets in the Funds Family and one half of one percent of the assets in other funds traded through the direct link platform.[1] Throughout 2001, 2002 and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's

---

[1] The term "wrap fee" as used at BAS generally refers to the fee it charges for investment advice on accounts it manages. BAS provided no investment advice to Canary; the "wrap fee" was compensation for timing capacity and late trading.

late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

3. Financing Canary's Late Trading and Timing

27. Sihpol went to BAC's private banking area to obtain additional financing for Canary's trading strategies. The executives who approved this financing knew that the money would be used to time the Funds Family. BAC initially agreed to a $75 million line of credit, and later increased it to $100 and then to $200 million. The collateral for these loans was Canary's mutual fund positions, so BAC's credit area tracked Canary's trading closely to make sure BAC was fully secured. Canary paid BAC a generous interest rate of LIBOR plus 1.25% for this loan.

4. Derivatives

28. Sihpol also sought and obtained approval from the BAS equity derivatives area to engage in the complex "equity basket" transactions that enabled Canary to effectively sell mutual funds short and profit from falling markets. Sihpol facilitated the establishment of these "synthetic" short positions by obtaining from Gordon's group the precise composition of securities in the Funds Family that Canary was interested in shorting. This information was then transferred to the BAS' derivatives desk, which would then sell the stocks that the Funds Family managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Funds Family. Canary paid BAS'derivatives group commissions for the stock sales plus a generous financing spread.

29. Armed with information about a mutual fund's portfolio, the favored investors such as Canary could place an order to buy into the mutual fund during the regular market hours and enter into corresponding short positions in the underlying stocks, thereby going into the close of the market fully hedged. After the market closed, if the news was bearish, Canary could effectively cancel the buy order for the mutual fund through late trading (either by simply asking BAS to discard the earlier buy order for the mutual fund, or, by placing an offsetting sell order through the late trading facility), leaving the now profitable short position open. Hedge funds such as Canary have been known to trade the short side of the stock market aggressively during the time frame in reference, when the stock market was in a broad bear trend. Late trading and

timing provided huge opportunities for Canary and hedge funds to make a profit. Essentially, through the use of late trading, timing, and derivatives, Canary's losses could be limited in any given trade, but if it were on the right side of the market, Canary stood to profit tremendously. The late trading facility provided Canary a cover to protect itself from losses in derivative short sales. For example, if on any particular day Canary took a short position in the stocks held by a mutual fund in the Funds Family, and the market rallied after the close based on bullish news, Canary could cover the short position by buying into the fund at the closing NAV price of the day through the late trading facility, thereby protecting its losses in the short position. With the use of derivatives through BAS, Canary and other hedge funds could also leverage their positions, thereby multiplying profits.

30. In short, the combination of timing, late trading, and derivatives trading privileges given to favored investors such as Canary put them in a win-win situation to capitalize on short-term market swings in either direction. Plaintiff is informed and believes that Canary made millions of dollars in profits in this manner.

5. <u>The Canary Relationship Expands</u>

31. Canary's timing activity in the Funds Family proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Sihpol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002:

> Rob-
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their

space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.

Thanks again for the help.

Ted

32. Gordon disagreed. The agreement, according to Gordon, was only that he would consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at BAC, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January 2nd e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix — is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
>
> Rob

33. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within [BACM]," and requesting that she speak with Gordon and advise on a game plan. According to an e-mail from Bryceland, Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?" Bryceland then scheduled a lunch meeting for the following day to discuss the Canary relationship and related issues with Gordon.

34. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank- of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to other senior members in the Bank of America hierarchy. Recipients included Richard DeMartini, the head of all of Bank of America's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved:

> Accolades go to:
> * Rob Gordon & [BACM] for giving access to [BACM] funds for market timing activities (initial business we booked and not normally accepted by [BACM])
> * [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and extremely professional way
> * Ted Sihpol .... - for...appropriately drawing on the firms [sic] resources to establish [the Canary relationship].
>
> It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

35. After these e-mail briefings of the upper ranks of Bank of America management, Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACM continued, however, as Gordon had not yet approved Canary's request for additional timing capacity. Sihpol e-mailed the results of his Canary meeting to Gordon as follows:

> 1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.
>
> 2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.
>
> 3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
>
> 4. They [sic] fund would like to increase their business w/ [the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
>
> 5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds. . . .

> While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

> Rich — Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
>
> Rob

BACM, however, was unable to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited. Gordon nonetheless approved additional timing capacity, and Canary continued timing various mutual funds in the Funds Family throughout 2002 and into 2003.

6. **<u>Disclosures in the Nations Funds' Prospectuses</u>**

36. At no time did the NF disclose to shareholders (1) the agreements with Canary, (2) Canary's extensive market timing activities pursuant to these agreements, (3) the "sticky asset" deals, (4) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (5) the other financial services the Bank of America had provided Canary (and the revenues the Bank of America derived therefrom) in connection with Canary receiving timing capacity in the Funds Family.

37. The 2001 NF prospectus contains no meaningful disclosures relating to market timing. In 2002, however, when Canary's timing activity was in full swing, NF <u>added</u> language to the prospectus disclosing the harmful effect of market timing and reassuring shareholders that NF would protect them. For example, the August 1, 2002 NF prospectus for Primary A shares discloses the following:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations — also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase

> orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

38. As one of Bank of America's "timing police" stated in an internal email discussing another timers' approach to NF in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

A copy of this email was sent to Gordon on March 18, 2003. Five days later, Gordon approved further Canary timing in two additional mutual funds in the Funds Family.

39. On September 3, 2003, New York State Attorney General Eliot Spitzer filed a complaint against Canary charging fraud, amongst other violations of law, in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices with the particularity that had resulted from a confidential full-scale investigation. Canary agreed to pay $40 million to settle the claims the same day the complaint was filed.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to N.C.R.Civ.P. 23 on his own behalf and on behalf of all persons who owned shares of mutual funds in the Funds Family at any time during the period March 1, 2000 to the present. Excluded from the Class are Defendants, the officers and directors of Defendants and members of their immediate families and entities in which they have a controlling interest, as well as those investors who were permitted by any of Defendants to engage in late trading in, or timing of, any of the mutual funds in the Funds Family.

41. The members of the Class are so numerous and are widely dispersed throughout the nation such that joinder of them all is impracticable.

42. Plaintiff's claims are typical of the claims of the Class. Plaintiff and all members of the Class sustained damages as a result of Defendants' wrongful conduct complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class. Plaintiff has retained competent counsel experienced in class action securities litigation. Plaintiff has no interests that are adverse or antagonistic to those of the Class.

44. There are common questions of law and fact arising in this action with respect to the Class, including, *inter alia*:

(a) Whether Defendants allowed favored investors such as hedge funds and others to engage in timing.

(b) Whether Defendants allowed favored investors such as hedge funds and others to engage in late trading.

(c) Whether Defendants conspired with each other to allow favored investors such as hedge funds and others to engage in timing and late trading activities.

(d) Whether BAS and BAC aided and abetted NF's, BAA's, and BACM's breach of fiduciary duty owed to the Class and also aided and abetted BAA and BACM's tortious interference with the Plaintiff's contract with NF.

(e) Whether NF, BAA, and BACM breached their fiduciary duties owed to Plaintiff and the Class.

(f) Whether BAS and BAC conspired with Defendants to breach the fiduciary duties owed by NF, BAA, and BACM to the Class.

(g) Whether BAA and BACM tortiously interfered with Plaintiff's contract with NF.

(h) Whether BAS and BAC conspired with Defendants to allow BAA's and BACM's tortious interference with Plaintiff's contract with NF.

(i) Whether the Class members were damaged and the appropriate measure of damages.

(j) Whether Defendants acted in a willful or wanton manner justifying an award of punitive damages.

45. These questions of fact and law that are common to the Class predominate over any questions solely affecting individual members.

46. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FIRST CAUSE OF ACTION
(BREACH OF FIDUCIARY DUTY)
(Against all Defendants except BAC and BAS)

47. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 46 above.

48. NF owed a fiduciary duty to Plaintiff and other investors in the Fund to use reasonable care and skill in operating the Funds Family. NF owed a duty of loyalty and candor to Plaintiff. As a part of its fiduciary duty to Plaintiff and the Class, NF also owed a duty to ensure its representations regarding policing of timers were true and actions were taken to ensure those representations remained true. NF also owed investors a duty not to permit late trading. NF breached its fiduciary duty in allowing Canary and others to conduct late and timed trading.

49. BAA owed a fiduciary duty to Plaintiff and other investors in the Funds Family to use reasonable care and skill in managing the Funds Family. BAA breached its fiduciary duty in allowing Canary and others to conduct late and timed trading and placing its own financial interests above those of the Fund investors.

50. BACM owed a fiduciary duty to Plaintiff and other investors in the Funds Family to use reasonable care and skill in managing the Funds Family. BACM breached its fiduciary duty in allowing Canary and others to conduct late and timed trading and placing its own financial interests above those of investors in the Funds Family.

51. The Plaintiff and other similarly situated investors suffered injury and damage because late traders and timers harmed the Funds Family in a number of ways, including the following: increased transaction costs; realization of tax consequences at an undesirable time; redemption demands which may have resulted in BAA and/or BACM having to sell stock in a falling market; requiring BAA and/or BACM to keep excessive cash on hand to pay out timers' redemptions; lower NAV; and management fees. Their damages are in excess of $10,000.

52. As a result of Defendants' conduct, Plaintiff and the class suffered damages as described in paragraph 51, *supra.*

SECOND CAUSE OF ACTION
(CONSPIRACY TO BREACH FIDUCIARY DUTY)
(Against All Defendants)

53. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 52 above.

54. All defendants agreed with each other to breach the fiduciary duty owed by NF, BAA, and BACM to Plaintiff and other class members by allowing the late trading and timing of the mutual funds in the Funds Family to occur and by not adequately monitoring these activities or putting a stop to these activities. Defendants engaged in numerous overt acts in support of this conspiracy, as outlined above. In addition, BAC loaned Canary funds to engage in late trading and timing.

55. As a direct and proximate result of defendants' conduct, Plaintiff and similarly situated investors suffered the injuries and damages described in paragraph 51, *supra*.

THIRD CAUSE OF ACTION
(AIDING AND ABETTING BREACH OF FIDUCIARY DUTY)
(Against BAC and BAS)

56. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 55 above.

57. BAC, the parent corporation, and BAS aided and abetted the breaches of fiduciary duty by NF, BAA, and BACM by allowing the late trading and timing of the Fund to occur and by not adequately monitoring these activities or putting a stop to these activities. This assistance was a substantial factor in causing the breach of fiduciary duties owed by NF, BAA, and BACM to Plaintiff and the Class.

58. BAC and BAS knew or should have known that the conduct of NF, BAA and BAC constitutes a breach of fiduciary duties they owed to Plaintiff and the Class.

59. As a direct and proximate result of defendants' conduct, Plaintiff and similarly situated investors suffered the injuries and damages described in paragraph 51, *supra*.

FOURTH CAUSE OF ACTION
(BREACH OF CONTRACT)
(Against NF)

60. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 59 above.

61. NF had a contract with Plaintiff and all investors.

62. A contract, express or implied, existed between Plaintiff and the class on the one hand and NF on the other in the form of, among other things, the Prospectus.

63. NF covenanted to protect the Plaintiff and class members from the negative effects of market timing and late trading.

64. As set forth above, NF breached these covenants when it permitted Canary and others to engage in market timing and late trading at the expense of the Plaintiff and the Class.

65. NF's breach caused Plaintiff and the Class to suffer damages.

66. As a result of all of NF's conduct, Plaintiff and similarly situated investors suffered the injuries and damages described in paragraph 51, *supra*.

FIFTH CAUSE OF ACTION
(TORTIOUS INTERFERENCE WITH CONTRACT)
(Against BAA and BACM)

67. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 66 above.

68. NF had a contract with Plaintiff and each of its investors in the Funds Family.

69. The contract promised the investors that NF would not allow timers.

70. The two investment advisers BAA and BACM were aware of the contract and the promises therein.

71. By allowing timed trading by Canary and others, the advisers BAA and BACM intentionally interfered with the Fund's performance of the contract.

72. This interference with the contract was improper.

73. The Defendants' interference caused injuries and damages to Plaintiff and other similarly situated investors, as described in paragraph 51, *supra*.

74. As a result of all of BAA' and BACM's conduct, Plaintiff and similarly situated investors suffered the injuries and damages described in paragraph 51, *supra*.

SIXTH CAUSE OF ACTION
(CONSPIRACY TO TORTIOUSLY INTERFERE WITH CONTRACT)
(Against all Defendants)

75. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 74 above.

76. Defendants agreed with each other to tortiously interfere with the contract between BAA, as well as BACM, with NF by facilitating the timing and late trading of the Funds Family and by not adequately monitoring these activities or putting a stop to these activities. Defendants engaged in numerous overt acts to support the conspiracy, as outlined above.

77. As a direct and proximate result of Defendants' conduct, Plaintiff and similarly situated investors suffered the injuries and damages described in paragraph 51, *supra*.

SEVENTH CAUSE OF ACTION
(AIDING AND ABETTING TORTIOUS INTERFERENCE WITH CONTRACT)
(Against BAC and BAS)

78. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 77 above.

79. BAS and BAC, as the parent corporation, aided and abetted the tortious interference with contract by BAA and BACM by facilitating the timing and late trading of the Funds Family to occur and by not adequately monitoring these activities or putting a stop to these activities. BAS and BAC's encouragement and assistance was a substantial factor in causing BAA and BACM to interfere with the contract between Plaintiff and NF.

80. BAS and BAC knew or should have known that their conduct assisted a breach of contract between Plaintiff and NF.

81. As a direct and proximate result of Defendants' conduct, Plaintiff and similarly situated investors suffered the injuries and damages described in paragraph 51, *supra*.

<u>EIGHTH CAUSE OF ACTION</u>
<u>(UNJUST ENRICHMENT)</u>
(Against all Defendants)

82. Plaintiff incorporates by reference herein the allegations in paragraphs 1 through 81 above.

83. Plaintiff and the Class conferred a benefit on the Defendants.

84. Defendants appreciated the benefit.

85. The benefit was accepted by Defendants under such circumstances that it would be inequitable for it to be retained without payment.

86. As a result of all of the Defendants' conduct, Plaintiff and similarly situated investors suffered the injuries and damages described in paragraph 51, *supra*.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all claims so triable.

WHEREFORE, Plaintiff demands judgment against the defendants as follows:

(1) Declaring this action to be a class action and certifying Plaintiff as the class representative and plaintiff's counsel as class counsel;

(2) Enjoining preliminary and permanently, the transactions complained of herein;

(3) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(4) Making restitution to Plaintiff and the other members of the Class of all management fees paid by NF to BAA and BACM and any other losses suffered by Plaintiff and other members of the Class;

(5) Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts;

(6) Punitive damages, as appropriate;

(7) Imposition of a constructive trust upon the funds wrongly received; and,

(8) Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

This, the 12th day of 2003.

Respectfully submitted,

FERGUSON, STEIN, CHAMBERS, ADKINS,
GRESHAM & SUMTER, P.A.

By: [signature]
John W. Gresham

John W. Gresham, NC Bar No. 6647
FERGUSON, STEIN, CHAMBERS, ADKINS,
GRESHAM & SUMTER, P.A.
741 Kenilworth Avenue, Suite 300
Charlotte, NC 28204-2828
Mailing Address:
Post Office Box 36486, North Carolina, 28236-6486
Telephone: (704) 375-8461
Facsimile: (704) 334-5654

Richard M. Heimann
Robert J. Nelson
Joy A. Kruse
Bruce W. Leppla
LIEFF, CABRASER, HEIMANN & BERNSTEIN, LLP
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339
Telephone: (415) 956-1000
Facsimile: (415) 956-1008

Attorneys for Plaintiff
JAMES MCLAIN, on behalf of himself and others
similarly situated

LIONEL Z. GLANCY
MICHAEL GOLDBERG
GLANCY & BINKOW LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

BRIAN BARRY
JILL BETTS
SHAUN GROVE
LAW OFFICES OF BRIAN BARRY
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff Emanuel Wasserman

SUPERIOR COURT OF CALIFORNIA
COUNTY OF LOS ANGELES

EMANUEL WASSERMAN, Individually And On Behalf of All Others Similarly Situated, Plaintiffs, v. KENNETH D. LEWIS, JOHN R. BELK, CHARLES W. COKER, FRANK DOWD, IV, KATHLEEN F. FELDSTEIN, PAUL FULTON, DONALD E. GUINN, JAMES H. HANCE, JR., WALTER E. MASSEY, C. STEVEN MCMILLAN, PATRICIA E. MITCHELL, EDWARD L. ROMERO, O. TEMPLE SLOAN, JR., MEREDITH R. SPANGLER RONALD TOWNSEND, JACQUELINE M. WARD, VERGIL R. WILLIAMS, CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., *[Caption Continues On Next Page]*	No VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY AND WASTE OF CORPORATE ASSETS **JURY TRIAL DEMANDED**

EDWARD J. STERN, CHARLES D. BRYCELAND, THEODORE C. SIHPOL, III, and DOES 1-50.;

Defendants,

and

BANK OF AMERICA CORPORATION,

Nominal Defendant.

Plaintiff makes the following allegations upon information and belief, except as to the allegations specifically pertaining to plaintiff and his counsel, based on the facts alleged below, and predicated upon the investigation undertaken by and under the supervision of plaintiff's counsel. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

NATURE OF THE CASE

1. This is a stockholder derivative action brought on behalf of Bank of America Corporation (hereinafter "Bank of America" or the "Company"); against Bank of America's Board of Directors, for breach of the defendants' fiduciary duty of due care and/or loyalty by (a) failing to institute adequate controls to prevent "late trading," "timing" and other illegal or improper mutual fund trading practices; (b) failing to institute proper procedures to prevent the Company's fund managers from allowing Canary Capital Partners, LLC and others to time trades of the Nations Funds, Inc. family of mutual funds (THE "Nations Funds") in exchange for higher management fees for the fund managers to the detriment of shareholders; (c) failing to institute proper procedures that would insure that the Company's mutual funds were traded in conformance with the rules and regulations of the National Association of Securities Dealers ("NASD") and Securities Exchange Commission ("SEC"); (d) causing Bank Of America to waste corporate assets by incurring legal fees to defend against investigations being pursued by the SEC and U.S. Department of Justice ("DOJ"); and by having to pay restitution to Nations

fundholders who were harmed as a result of the foregoing conduct, to the detriment of Bank of America and its shareholders. Bank of America recently has promised to increase independent oversight of its operations, but the fiduciary duty of all Board members required that such oversight should previously have been in place.

THE PARTIES

2. Plaintiff Emanuel Wasserman has owned the common stock of Bank of America continuously since prior to the wrongs complained of herein. Plaintiff was a shareholder of Bank of America at the time of the transactions complained of herein. Plaintiff brings this action derivatively, on behalf of, and for the benefit of, Bank of America.

3. Plaintiff will fairly and adequately represent and protect the interests of Bank of America in enforcing and prosecuting the rights of the Company.

4. Nominal defendant Bank of America is a bank and financial holding company that is incorporated in Delaware with its principal place of business in Charlotte, North Carolina. Bank of America is the ultimate parent of the Nations Funds.

5. Defendant Kenneth D. Lewis has served as Chairman and Chief Executive Officer of Bank of America since April 2001 and as President since January 1999. He also served as President from October 1993 to October 1998, as Chief Operating Officer from October 1999 to April 2001 and as President, Consumer and Commercial Banking, from October 1998 to January 1999. He also serves as Chairman, President, Chief Executive Officer, and a Director of Bank of America, N.A. He has been a Director of Bank of America since 1999.

6. Defendant John R. Belk is, and has been since 2001, a Director of Bank of America

7. Defendant Charles W. Coker is and has been a Director of Bank of America since 1969 and is chair of the executive committee and a member of the corporate governance committee.

8. Defendant Frank Dowd, IV is, and has been since 2000, a Director of Bank of America.

9. Defendant Kathleen F. Feldstein has been a Director of Bank of America since 1998 and is a member of the asset quality review and contributions committees.

10. Defendant Paul Fulton has been a Director of Bank of America since 1993 and is a member of the compensation, corporate governance and executive committees.

11. Defendant Donald E. Guinn is, and has been since July 1998, a Director of Bank of America and is chair of the audit committee.

12. Defendant James H. Hance, Jr. is Vice Chairman and Chief Financial Officer and since 1999 has been a Director of Bank of America.

13. Defendant Walter E. Massey has been since 1998 a Director of Bank of America and is a member of the asset quality review and contributions committees.

14. Defendant C. Steven McMillan has been a Director of Bank of America since 2001 and is a member of the audit committee.

15. Defendant Patricia E. Mitchell has been a Director of Bank of America since 2001 and is a member of the corporate governance committee.

16. Defendant Edward L. Romero has been a Director of Bank of America since August 2003.

17. Defendant O. Temple Sloan, Jr. has been a Director of Bank of America since 1996 and is chair of the compensation committee and a member of the executive committee.

18. Defendant Meredith R. Spangler has been a Director of Bank of America since 1988 and is chair of the contributions committee and a member of the compensation and corporate governance committees.

19. Defendant Ronald Townsend has been a Director of Bank of America since 1993 and is a member of the audit committee.

20. Defendant Jackie M. Ward has been a Director of Bank of America since 1994 and is chair of the asset quality review committee.

21. Defendant Virgil R. Williams has been a Director of Bank of America since 1996 and is chair of the corporate governance committee and a member of the compensation and executive committees.

22. Defendant Theodore C. Sihpol, III. ("Sihpol") is a broker in the Banc of America Securities LLC high-net worth group in Manhattan, New York..

23. Defendant Charles D. Bryceland ("Bryceland") is the manager of the Banc of America Securities branch at which defendant Sihpol worked and was Sihpol's superior.

24. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey

25. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey, with offices at 400 Plaza Drive, Secaucus, New Jersey.

26. Defendant Canary Capital Partners, Ltd. is a Bermuda limited liability company.

27. Defendant Edward J. Stern ("Stern") is, and was at all relevant times, the Managing Principal of defendants Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively, the "Canary Defendants").

28. The Board of Directors of Bank of America, at all times relevant hereto, comprised, among others at various times, defendants Lewis, Belk, Coker, Dowd, Feldstein, Fulton, Guinn, Hance, Massey, McMillan, Mitchell, Romero, Sloan, Spangler, Townsend, Ward and Williams, who shall sometimes be collectively referred to as the "Director Defendants."

29. The true names and capacities of defendants sued herein as Does 1 through 50 are other active participants in the widespread unlawful conduct alleged herein whose

identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper trading activities at the expense of ordinary Nations Funds investors, such as plaintiffs and the other Bank of America mutual fund holders, in exchange for which these John Doe defendants provided remuneration to the Nations Funds managers. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

33. By virtue of the Director Defendants' positions as directors and/or officers of Bank of America and because of their ability to control the business and corporate affairs of Bank of America, the Director Defendants at all relevant times owed, and owe, Bank of America and Bank of America's stockholders the fiduciary obligations of fidelity, trust, loyalty, utmost candor and due care, and were, and are, required to use their best ability to control and supervise Bank of America and all of its subsidiaries in a fair, informed, just and equitable manner and to act in furtherance of the best interests of Bank of America and its stockholders. In addition, the Individual Defendants owed, and owe, to Bank of America the fiduciary duty to exercise due care and diligence in the management and administration of the affairs of Bank of America, and in the use and preservation of its property and assets. By virtue of the Individual Defendants' fiduciary obligations, the Individual Defendants were required, inter alia:

(a) to manage, conduct, supervise and direct the employees, business, and affairs of Bank of America and the Nations Funds in accordance with state and federal laws and regulations, the charters, regulations, rules and by-laws of the Company and the rules and regulations of the National Association of Securities Dealers ("NASD") and Securities Exchange Commission ("SEC");

(b) to neither violate nor knowingly permit any officer, director or employee of Bank of America or its subsidiaries to violate applicable federal and state laws, rules and regulations or any rule or regulation of Bank of America;

(c) to exercise reasonable control and supervision over the officers, employees and agents of Bank of America and its subsidiaries, including, but not limited to, supervising the Nations Funds, and ensuring that all actions taken by the Company conformed with applicable law;

(c) to ensure the prudence and soundness of the policies and practices undertaken, or proposed to be undertaken, by Bank of America and the Nations Funds;

(d) to supervise the preparation, filing and/or dissemination of any SEC filings, press releases, audits, reports or other information required by law, to examine and evaluate any reports or examinations, audits or other financial information concerning the financial condition of Bank of America and the Nations Funds and to cause bank of America and its subsidiaries to obey and comply with and not violate the federal or state securities laws;

(e) to remain informed as to how Bank of America and the Nations Funds were, in fact, operating and, upon receiving notice of information of an imprudent or unsound decision, condition or practice, to make a reasonable investigation in connection therewith and to take steps to correct that decision, condition or practice.

(f) to maintain and implement an adequate systems of controls and information systems, such that no officer, director or employee of the Company would make false statements about Bank of America or its subsidiaries or the Nations Funds to the securities markets or would be able to misappropriate internal confidential information for his or her own benefit and profit, by insider stock trading or otherwise;

(g) to conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality services and maximize the profitability of the corporation for the benefit of its shareholders;

(h) to ensure that Bank of America complies with all SEC rules and regulations relating to mutual fund trading practices; and

(i) to exercise due care and diligence in the administration of the Company's affairs and in the use and preservation of its property and assets, as well as the highest obligation of good faith and fair dealing.

31. Notwithstanding their positions of trust and fidelity, during the period between June 11, 201 and June 2, 2003 while in the possession of material non-public information regarding the improper and illegal trading of the Nations Funds, the Director Defendants sold significant amounts of Company stock, in the amounts indicated below:

Bank of America
STOCK SALES BY BOARD MEMBERS

NAME/ TITLE	DATE OF SALE	SHARES SOLD	PRICE	PROCEEDS
Kenneth D. Lewis Chairman, President and CEO	06/02/2003	57,144	$74.60 - 74.95	$4,273,000.00
Kenneth D. Lewis Chairman, President and CEO	05/15/2003	57,144	$74.20 - 74.38	$4,245,000.00
John R. Belk Director	12/02/2002	1 200	$70.00 - 70.04	$84,000.00
Ronald Townsend Director	05/06/2003	559	$74.20	$41,478.00
Ronald Townsend Director	04/22/2002	980	$71.37	$69,943.00
Ronald Townsend Director	09/27/2001	200	$56.75	$11,350.00
Ronald Townsend Director	06/11/2001	673	$59.00	$39,707.00
TOTAL		117,900		$8,764,478.00

DERIVATIVE ALLEGATIONS

32. Plaintiff brings this action derivatively in the right and for the benefit of Bank of

America, to redress injuries suffered and to be suffered by the Company as a direct result of the violations of law, breaches of fiduciary duty, corporate mismanagement and abuse of control, as well as the aiding and abetting of those acts and other wrongdoing described in this complaint, committed by defendants and alleged in detail herein. Bank of America is named as a nominal defendant solely in a derivative capacity. The is not a collusive action to confer jurisdiction on a court of this state which it would not otherwise have.

33. Plaintiff will adequately and fairly represent the interests of Bank of America and its shareholders in enforcing and prosecuting their rights.

34. No demand on the Board of Directors to assert the derivative claims set forth herein is required since any such demand would be futile.

35. Demand would be futile because each of the Director Defendants has participated in the wrongful, fraudulent and unlawful conduct alleged in this complaint. In order to properly prosecute this lawsuit, it would be necessary for the Directors to sue themselves – something they are unwilling to do. Such a lawsuit would require the Directors to expose themselves to multi-million dollar liability to the Company, which due to the particular language of currently utilized directors' and officers' liability insurance policies (*i.e.*, the insured vs. insured exclusion), would not be an insured claim, while the claims asserted via this derivative action would be insured.

36. Demand would be futile because the acts complained of constitute violations of fiduciary duties owed by the Director Defendants and such acts are incapable of ratification.

37. Demand would be futile because each of the Director Defendants authorized the improper and illegal trading of the Company's mutual funds, including market timing and late trading. Because such authorization was not the product of a valid exercise of business judgment, demand is excused. <u>See</u> <u>Grimes v. Donald</u>, 673 A.2d 1207, 1216 (Del. 1996).

38. Demand would be futile because, as is typical in a corporate structure, the Company, upon information and belief, has agreed to indemnify the Director Defendants against

liability for mismanagement of the Company. It is believed that Bank of America maintains insurance to cover costs of indemnifying each of the Director Defendants for damages based on their negligence and mismanagement. Under the terms of such insurance, the Company would be required by the carriers to cooperate in the defense of claims seeking to impose liability upon officers and directors of the Company, including the Director Defendants in this action. Thus, the insurance carriers would argue that the Company and its board of directors are contractually disabled from complying with any demand that they cause the Company to institute and/or prosecute any action against the Individual Defendants. The very existence of indemnity agreements indicates the Company has already made up its mind not to sue its officers and directors for mismanagement, no matter how egregious their misconduct.

39. Demand would be futile because the "insured versus insured" clause of directors and officers insurance liability policies typically provides that the insurer shall not be liable to make any payment for loss in connection with any claim made against the directors and officers by the Company or any of its officers or directors, but is responsible for any claim brought, directly or derivatively, by a shareholder. The Company has not pursued and would not pursue the Individual Defendants directly since under such a policy it would not benefit from any insurance coverage the Individual Defendants may have. Recovery under such an insurance policy is self-evidently more beneficial to Bank of America than pursuit of personal assets, if any, of officers or directors. The Individual Defendants who authorized the purchase of such insurance coverage have used corporate assets to create an asset (potential recovery under the insurance policy) which cannot be realized for the benefit of Bank of America, except by a derivative action pursued by stockholders such as plaintiff. Thus, the Director Defendants cannot exercise independent business judgment as to the advisability of instituting an action against any officer and/or director for mismanagement or fiduciary abuses.

40. Plaintiff has informed the Bank of America of the ultimate facts of each cause of

action against defendants named herein by delivering a true copy of this Complaint to the corporation.

BACKGROUND

Introduction

41. From 1999 to 2003, Canary engaged in two fraudulent schemes and benefitted to the extent of tens of millions of dollars at the expense of mutual fund investors. Both schemes involved the complicity of mutual fund management companies that violated their fiduciary duties to their customers in return for substantial fees and other income for the fund management companies and their affiliates. The first scheme was Canary's "late trading" of mutual fund shares. The second scheme involved "timing" of mutual funds.

THE LATE TRADING SCHEME

42. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell its shares at the NAV with the public all day, any day -- but unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.

43. This system assures a level playing field for investors. Mutual fund investors do not know the exact price at which their mutual fund orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes. Orders placed on or before 4 p.m. on a given day are filled at the NAV determined that day while orders placed after 4 p.m. are filled at the NAV calculated the next day. Thus, all

investors have the same opportunity to assemble "pre-4:00 p.m. information" before they buy or sell. And no investor has (or at least is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The importance of this protection becomes clear when, for example, there is an event after 4:00 p.m. (like an unexpectedly positive corporate earnings announcement) that makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. Forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day, when the market will have digested the news and reflected its impact in (1) higher prices for the stock held by the fund and therefore (2) a higher NAV for the fund.

44. An investor who has the ability to avoid forward pricing, and buy at the NAV set – to use the previous example – before positive new is announced, enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the previous day's NAV, which does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" (*i.e.*, the previous day's) NAV.

45. Dollar for dollar, the late trader's arbitrage profit comes out of the mutual fund that the late trader buys. In essence, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has either to sell stock or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. This makes late trading basically a zero-sum game. Putting to one side the investment results of the mutual fund for the brief time that the

late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted to prevent this kind of abuse.

Summary of Canary's Late Trading

46. Canary engaged in late trading on a daily basis from in or about March 2000 until July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, Canary used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.

47. Canary obtained some of its late trading "capacity" (the opportunity to engage in late trading) directly from one mutual fund manager, the Bank of America. Bank of America installed special computer equipment in Canary's office that allowed it to buy and sell Bank of America's own mutual funds -- the Nations Funds -- and hundreds of other mutual funds at the 4:00 p.m. price until 6:30 p.m. New York time. In return, Canary agreed to leave millions of dollars in Bank of America bond funds on a long-term basis. These parked funds are known in the trade as "sticky assets."

48. Canary obtained additional late trading capacity from intermediaries, including Security Trust Company ("STC"), an Arizona company providing trust administrative services (including access to mutual funds) to retirement plans. STC gave Canary the ability to trade hundreds of additional mutual funds as late as 9:00 p.m. New York time. So profitable was this opportunity that STC ultimately demanded, and received, a percentage of Canary's winnings.

THE TIMING SCHEME

49. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their NAVs.

50. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. This and similar strategies are known as "time zone arbitrage." Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

51. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

<u>**Incentives for Allowing Market Timing**</u>

52. Typically a single management company sets up a number of mutual funds to form a family. For example, Banc of America Capital Management, LLC is the manager for the Nations Funds family, including Nations International Equity fund, Nations Small Cap fund and so on. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and

the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

53. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

54. An article published September 10, 2003, in the *Wall Street Journal* described how this process works, permitting certain investors to obtain late-trading or timing "capacity." The article stated in pertinent part:

> Brokers have been able to charge higher-than-usual commission rates to hedge funds in exchange for telling the clients the degree to which difference mutual funds can detect market timing trades or late trades, or will charge redemption fees to trade in and out."

55. Thus, by keeping the money -- often many million dollars -- in the family, Canary assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

56. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the

manager.

The Effect on Long Term Shareholders

57. Like late trading, effective timing captures an arbitrage profit. And like late trading, the arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Canary did -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

58. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

Tools to Combat Market Timing

59. Mutual fund managers are aware of the damaging effect that timers have

on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds – like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

60. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

STERN AND CANARY CAPITAL

61. Beginning in or around 2000, Stern became a full-time investor and money manager. He had two main businesses (1) investing in various hedge funds run by others and (2) the rapid-fire trading of mutual funds. The latter was done through Canary Capital Partners, LLC, a hedge fund devoted to late trading and timing mutual funds. (Canary Capital Partners, Ltd. is a sister hedge fund engaged in mutual fund timing.)

62. Canary's main office is in Secaucus, New Jersey and it also conducts business at 657 Madison Avenue, New York, New York. Canary employed a number of professionals and traders, and used sophisticated computer models and equipment in order to identify and then exploit late trading and timing opportunities. Because so much of its business occurred after the close of U.S. markets, Canary employees regularly worked into the evening.

63. Stern is the Managing Member of Canary Investment Management, LLC, which receives a fee for managing Canary assets calculated as 1.5% of assets under management and 25% of profits above a certain threshold. As of July 2003, Canary Investment Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

Profits and the Growth of Canary

64. Stern began timing trading in July of 1998. Initially he used only money

he raised from private sources. In 1998, Stern made a profit of 18%; in 1999, his profit was 110%.

65. In September of 2000, Canary began to accept capital from non-family investors. In the year 2000, Canary earned its investors a return of 49.5% (net of fees), while the S&P 500 declined by 9% and the NASDAQ declined by 39%. By early 2001, Canary and Canary Capital Partners Ltd. had $184 million in assets.

66 By the end of 2001, the assets of Canary and Canary Capital Partners Ltd. had grown to approximately $400 million. In 2001, Canary earned a return of 28.5% (net of fees), while the S&P 500 and the NASDAQ declined by 13% and 21%, respectively.

67. In 2002, the assets of Canary and Canary Capital Partners, Ltd. increased to $730 million. Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively.

68. Canary experienced disappointing returns of 1.5% in the first five months of 2003, as U.S. equity markets were rising. As a result, in or about May 2003, Canary decided to return all funds contributed by outside investors. In his letter to these investors announcing the decision Stern wrote: "We hope that you considered the ride to be a good one. ..."

__Canary's Trading Strategies__

69. Stern evolved and improved his trading strategies over time to achieve these above-market results. Prior to 2000, Stern followed a simple timing strategy that consisted largely of buying a small cap technology fund (subject to "liquidity arbitrage") in a certain fund family on days when the market was up, and selling it when the market began to decline. Stern was able to do this over and over again – systematically transferring wealth out of the fund – because of an understanding he had with a senior executive of the fund family, who allowed Stern unlimited timing privileges and received a "sticky asset" private equity fund investment in return.

70. Canary's interest in similar negotiated timing capacity deals never flagged, and it continued to devote considerable energy to finding such opportunities in 2000, 2001, 2002 and 2003. Indeed, starting in late 2000 Canary engaged a consultant who was devoted exclusively to looking for timing capacity. By July of 2003, Canary had negotiated timing capacity agreements (sometimes directly, and sometimes through intermediaries) with approximately thirty mutual fund families, many of which involved "sticky assets" of one kind or another.

71. In 2000, Canary also began to expand its timing capacity through an approach called "timing under the radar." This refers to placing trades in mutual fund shares in such a way that the timing activity is difficult to detect by the mutual fund family whose funds are targets. Timers pursuing this strategy trade through brokers or other intermediaries (for instance, STC and Bank of America provided this service in addition to late trading) who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. The timer hopes that his activity will not be noticed among the "noise" of the omnibus account.

72. While Canary targeted a number of funds for timing "under the radar," these arrangements were never lasting or dependable. They were subject to being shut down at any time if the mutual fund company noticed the unusual activity. It was much better business for Canary to negotiate for timing capacity directly with the fund managers, even if it had to tie up some of its capital in "sticky assets" to do so.

73. In early 2000, Canary began to engage in late trading. Its first opportunity came in the form of an agreement with Kaplan & Co. Securities Inc., a broker dealer located in Boca Raton, Florida, which Canary approached after hearing that it provided late trading. This contract provides that "[f]inal instructions for trades to be executed for Client shall be provided telephonically or by e-mail and shall be received no later than 4:30 p.m. EST at the offices of Kaplan & Co.," and holds out the possibility of Kaplan & Co. executing trades received later

than that. In May of 2000, Canary entered into its agreement with STC, and gained the capability of submitting its orders until 8:30 p.m. New York time. Canary continued to expand its channels for late trading in following years, ultimately setting up a number of separate arrangements (including, most notably, Bank of America, which arrangement is described in more detail below) that allowed it to trade after the New York close. As one example, in August of 2002 Canary entered into a contract with the broker-dealer JB Oxford & Company that provided:

> Each day that Customer intends to engage in mutual fund transactions, Customer shall send via Excel spreadsheet or other mutually acceptable means to JB Oxford a list of proposed transactions before 4:15 p.m. New York time. . . . Customer intends to confirm and activate such trade communications via telephone by 4:45 p.m., New York time . . .

JB Oxford received 1% of assets traded as compensation for these services.

74. In 2001, faced with dropping markets, Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs. To achieve this, Canary first needed to determine the exact portfolio makeup of a target mutual fund. Mutual fund managers were happy to provide this information to Canary. Canary would then (1) sell these securities short to create a negative mirror image of the fund and (2) buy the fund in an offsetting amount. As a result, Canary would own the shares of the fund, but be overall "market neutral." It would then wait, fully hedged, until there was a market event that would drive down the fund's price and create an opportunity for arbitrage. Canary would sell the shares back to the fund that day at an artificially high price (because the NAV would not yet fully reflect the market movement downward) and then close out the short position with cheaper, market price shares. The cash left over was Canary's profit. To reduce the transaction costs of the strategy, Canary worked with derivatives dealers (including Bank of America) to create "equity baskets" of short positions in fund holdings that mimicked the effect of shorting every stock in the fund, with one customized "basket" per fund. This strategy served Canary well through the market drops in 2001 and 2002. Canary's most extensive late trading and timing relationship was with the Bank of

America

75. Also in 2001, Bank of America made an aggressive effort to push its asset-management business, including the mutual fund group, to provide more of the Company's net income. A *Wall Street Journal* article, published September 12, 2003, described the Company's strategy, stating pertinent part:

> In 2001, [Chairman and CEO Kenneth D.] Lewis turned his sights to the rich customers. He handed over the reins of the asset-management business, including the mutual fund group, to Richard DeMartini, whom Mr Lewis hired from Morgan Stanley. Bank of America agreed to pay him as much as $5 million a year in cash incentives if he achieved financial hurdles.

SUBSTANTIVE ALLEGATIONS

The Bank of America Transactions

76. Starting in 2001, the Bank of America (1) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (2) gave Canary permission to time its own mutual fund family, the "Nations Funds," (3) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (4) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed, either in the Nations Funds prospectuses or in any of Bank of America's SEC filings or press releases, thus shareholders were unaware of this material information. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial: Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves. All of this activity was coordinated through the Bank of America broker who brought Canary in as a client, Theodore C Sihpol, III.

Setting Up the Stern Relationship

77. Sihpol, who worked in the Banc of America Securities' ("BAS") high-net worth group located in midtown Manhattan, recently was fired as a result of the wrongdoing described

herein. He visited Stern at his office in Secaucus, New Jersey in April 2001.

78. During that meeting, Stern outlined Canary's approach to timing mutual funds and results it had achieved doing so, but did not mention late trading. He asked if Canary would be allowed to time the Nations Funds family, and proposed that the Bank of America could **both lend Canary the money to do so and provide clearing services for the timing trades**. Sihpol agreed to check with Bank of America and get back to Canary. He returned to the office and set about obtaining approval for Canary's proposal from his superiors.

79. After making some inquiries within the Bank of America and speaking with Stern on the telephone, Sihpol asked Stern to come to the bank's New York headquarters and explain his proposal in person to a larger group that included representatives from the BAS clearing business. At this meeting, which took place in late April, 2001, Stern and two of Canary's traders explained their strategy to the Bank of America group again, discussed their credit needs, and presented a list of the Nations Funds they would most like to time. When the conversation turned to clearing, **the representatives of the BAS clearing business offered to set up Canary with direct access to the bank's clearing function through their electronic ADP system.** Using technology that was proprietary to BAS, Canary would be able to enter its trades directly into Canary's computers in New Jersey after the market closed until 6:30 p.m. New York time, without having to speak to a Bank of America representative. The representatives of the bank's clearing business mentioned this late-trading capability as an additional selling point for ADP.

80. The meeting was a success. The parties agreed to go forward, subject to final approval of the list of Nations Funds to be timed. Sihpol prepared a memorandum summarizing the Canary/Stern relationship and their efforts thus far to implement Canary's mutual fund trading strategy. This memo, dated April 16, 2001, was sent to Charles D. Bryceland, his superior in the high-net worth brokerage business at BAS, and to a BAS compliance officer. (Bryceland recently was terminated due to the wrongdoing alleged herein.) Among other things, the memo

notes that:

> • Canary uses a proprietary strategy involving market timing through daily mutual fund trading;
>
> • (a) the "immediate objective" was to implement Canary's "proprietary market-timing trading strategy, through the use of [BAS'] mutual fund clearing operations," (b) initially it was contemplated that Bank of America would permit Canary to time $20 million to $30 million in Nations Funds, and (c) Canary would make a "sticky" asset investment of the same amount of money in Nations bond funds;
>
> • (a) initially Canary would execute its mutual find timing trades by calling the trades into Sihpol, (b) later, however, Canary would be provided a direct link to BAS' proprietary mutual fund clearing system, and (c) the BAS clearing department had approved installation of the "direct link;" and
>
> • other potential business Bank of America could pursue with Canary and the Stern family included a potential $100 to $200 million line of credit to facilitate Canary's trade operations and a $25 million to $30 million opportunity for the BAS' derivatives desk to assist Canary in shorting the stocks owned by the mutual funds Canary was timing.

Sihpol acknowledged that Canary's requests were "a bit unorthodox," but stated that Canary "made it clear they are not only willing to play by the guidelines we agree on, **but also pay [Bank of America] for the value we can add.**"[Emphasis added.]

81. The September 12, 2003, *Wall Street Journal* article described the concerns raised by some Bank of America employees in the spring of 2001 concerning the Company's relationship with Canary. The article stated in pertinent part:

> Inside Bank of America, a compliance officer initially raised questions about allowing Mr. Stern to time the trades. "I understand who the customer is and the possible business we may be able to do with this customer," the officer e-mailed Mr. Sihpol before typing a slew of questions. "When you have time, please let's discuss. Thanks."

82. Bryceland, Sihpol's branch manager, favored the market timing relationship with Canary and would later commend the diligence of Sihpol and his team to **some of the most senior Bank of America executives.** The BAS compliance representative initially questioned the propriety of giving a client "direct access" to BAS' mutual fund clearing capabilities.

Apparently the compliance officer's concerns were satisfied when Shpol informed him that other Bank of America employees "felt the business was worthwhile and an appropriate use of [Bank of America's] resources."

83. On May 1, 2001, Canary sent Shpol a letter confirming the Nations Funds it hoped to time and providing the dollar amounts of timing for each fund. Initially, Canary intended to time four funds – Nations Convertible, Nations International Equity, Nations Emerging Markets and Nations Small Cap – in an aggregate amount of $16.8 million. The short term trading was to average one "round turn" per *week* (*i.e.*, one purchase and one sale of the mutual fund shares each week). After selling a fund, the proceeds of the sale were to be deposited into a Nations money market fund or short-term bond fund until such time that Canary decided to "redeploy" it for the next timing trade in the "approved" Nations funds.

84. The letter further confirmed the understanding reached with respect to manual, electronic and late trading, and BAS' intention to provide financing for it. Canary wrote:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than [the BAS clearing representative] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP, we will draw down leverage against the capital we have deployed in the Nations Funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Bank of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible

Canary also confirmed one of Bank of America's rewards for allowing such timing activity – "sticky assets." The letter notes:

> It is also our intention to commit 'permanent' capital to Nations funds in an amount equal to the dollars that...[a special purpose mutual fund timing vehicle affiliated with Canary] trades. For the time being, we have chosen to invest in Nations Short to Intermediate Government and Nations Short Term Income Fund....

85. Though Shpol had obtained the go-ahead from clearing operations, his branch manager and the compliance department, he still needed the consent of Banc of America Capital

Management, LLC ("BACAP"), the investment manager of the Nations Funds. Sihpol had kept Robert H. Gordon, then the co-President of BACAP, abreast of the negotiations with Stern from the beginning, and had obtained from him the list of Nations Funds from which Canary had made its selection of target funds. On May 3, 2001, Sihpol sent Gordon an e-mail, apparently attaching a copy of Canary's May 1, 2001 letter, in which he advised Gordon of the names of the trading vehicles Canary would be using for its timing trades and that a Canary affiliate would be "making the dollar for dollar investment in the two short-term government funds."

86. Sihpol also sought to enlist Gordon's assistance with Canary's proposed derivatives transactions involving the securities held in certain of the Nations mutual funds. In the same e-mail, Sihpol wrote:

> Additionally, if you could let us know what the most efficient, proper way of getting the portfolio's positions and weightings to Cockatiel that would put us on track for a conversation with our derivatives desk.
>
> Thanks again for all your help....
>
> Ted

That same day, Gordon forwarded Sihpol's e-mail and its attachment to various senior managers within BACAP as well as certain individual portfolio managers. Gordon wrote:

> I've spoken to a number of you about this day trading exception. The account is the Stern Family, a significant and growing GCIB/Bank relationship. Also, nice incentive of matching funds in the Short-Irtmdt. Gov't Fund....
> thanks, and let me know if there are any issues.

Apparently, no one raised any issues. Indeed, after being notified in a subsequent e-mail from Sihpol that the $20 million in "sticky" assets promised by Canary had arrived, **Gordon forwarded the e-mail to various BACAP personnel confirming that Canary was "an approved timer."** [Emphasis added.]

87. Additionally, Gordon's e-mail granting a special market timing dispensation to Canary was forwarded to the BACAP "timing police" responsible for protecting the Nations

Funds from market timers.

Late Trading at the Bank of America

88. At first, Canary conducted its late trading with the Bank of America "manually." Prior to 4:00 p.m. New York time, Canary sent Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or fax. Upon receipt, Sihpol or a member of his team filled out an order ticket, time stamped it, and set it to one side until that evening. Sometime after 4 p.m. New York time, Canary telephoned Sihpol or a member of his team to either confirm or cancel the "proposed" order. If confirmed, the order (with its pre-close time stamp) was sent by fax to Bank of America's mutual funds clearing department for processing, and received that day's NAV. If the order was cancelled, Sihpol or a member of his team would destroy the ticket.

89. The term "wrap fee" as used at Bank of America generally refers to the fee it charges for investment advice on accounts it manages. The bank provided no investment advice to Canary; the "wrap fee" was compensation for timing capacity and late trading. This procedure violated not only the SEC's "forward pricing rule" and the bank's compliance manual, but was contrary to the Nations Funds prospectus. For example, the Nations Funds Primary A Shares prospectus dated August 1, 2001 states that orders received:

> before the end of a business day (usually 4:00 p.m. Eastern time, unless the NYSE closes early) will receive that day's net asset value per share. Orders received after the end of a business day will receive the next business day's net asset value per share

90. The manual trading system was cumbersome, and Canary soon began using ADP, the "direct link." After Bank of America technicians installed it in Canary's offices in June of 2001, the link became the preferred route for Canary's late trading (although the manual procedure was still followed occasionally for certain orders and when Canary experienced technical problems). The link enabled Canary to trade late not just in the Nations Funds where it had negotiated capacity, but in the many other mutual fund families with which the bank had clearing agreements. When there was a significant market event after 4:00 p.m. EST but before

the ADP trading window closed at 6:30 p.m., the NAVs of many of these funds would be stale and potentially ripe for arbitrage trading by Canary.

91. Sihpol and his team collected a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one half of one percent of the assets in other funds traded through the platform. Throughout 2001, 2002 and up until July 2003, Canary placed late orders for hundreds of mutual fund trades through ADP. Each evening, summaries of Canary's late trades were faxed to Sihpol's team, which used them to reconcile trading reports and then discarded them.

Financing Canary's Late Trading and Timing

92. Sihpol went to the Bank of America's private banking area to obtain additional financing for Canary's trading strategies. The executives who approved this financing knew that the money would be used to time the bank's own funds. Bank of America initially agreed to a $75 million line of credit, and later increased it to $100 and then $200 million. The collateral for these loans was Canary's mutual fund positions, so the bank's credit area tracked Canary's trading closely to make sure the bank was fully secured. Canary paid the bank a generous interest rate of LIBOR plus 1.25% for this loan.

Derivatives

93. Sihpol also sought and obtained approval for the BAS equity derivatives area to engage in the complex "equity basket" transactions that enabled Canary to sell mutual funds short and profit from falling markets. Sihpol facilitated establishing these "synthetic" short positions by obtaining from Gordon's group the precise makeup of the Nations Funds that Canary was interested in shorting. This information was then transferred to the bank's derivatives desk, which would then sell the stocks that the Nations Funds managers were buying in order to create a hedge. Sihpol helped Canary update these positions on a regular basis so that the positions tracked the changing portfolios of the Nations Funds. Canary paid the bank derivatives

group commissions for the stock sales plus a generous financing spread.

The Canary Relationship Expands

94. Canary's timing activity in Nations Funds proceeded during 2001. In early 2002, however, Gordon raised an issue with Sihpol about an agreement the two had reached in December, 2001 to provide Canary with more timing capacity. This agreement was reflected in an e-mail sent to Bryceland, Sihpol's branch manager, in which Sihpol wrote:

> Canary is currently OK to trade 1% (or approx. $5MM) of the Nation's International fund. When Rob [Gordon] and I spoke in December we agreed an increase to 2% would be acceptable provided it was accompanied by an amount of "sticky" assets to be determined later.

When the time had come for Gordon to make good on this agreement, Sihpol sent an e-mail dated January 2, 2002

> Rob-
>
> Happy New Year. We wanted to let you know Canary's line of credit with the bank has been increased to $100MM (from $75) and they are anticipating putting it to work with us over the next couple of weeks. Do you have any feel on when we could expand their space in [the International Fund] as we discussed last month? This is a top priority for them and have [sic] offered "sticky" assets in return for additional trading space.
>
> Thanks again for the help.
>
> Ted

95. Gordon disagreed. The agreement, according to Gordon, was only that he would consider approving an increase in Canary's timing capacity which was, in any event, contingent upon the fund sub-advisor's consent to the timing activity. Gordon then enlisted the assistance of a senior executive at Bank of America's private bank, with whom he had already discussed the issue. In an e-mail forwarding Sihpol's January 2 e-mail, Gordon wrote:

> . . . you and I talked briefly about this on the bus in Phoenix — is this something that you want me to continue to make exceptions for (we don't as a general rule except market timers)? The corresponding balances they give us in the funds are nice but I wouldn't do it for that.
> Rob

96. This message was forwarded to another Bank of America executive with the note that the Canary relationship "is controversial within bacap" and requesting that she speak with Gordon and advise on a game plan. **According to an e-mail from Bryceland, Sihpol's supervisor, the private bank's concern "was making sure we do additional business if we are giving them 100mm of our balance sheet?"** Bryceland then scheduled a **lunch meeting for the following day to discuss the Canary relationship and related issues with Gordon.** [Emphasis added.]

97. The next day, January 4, 2002, Sihpol sent an e-mail, at Bryceland's request, quantifying the past and future Canary relationship. In relevant part, Sihpol wrote:

> The commission generated as of 12/31/01 has totaled over $655,000 (not including any revenue generated from the LIBOR + 125 [basis points] $100MM line of credit from the bank - of which $70 MM is currently drawn). This means the revenues for AMG would total over $2,250,000 on an annualized basis. This number assumes zero growth over the next year and does not include the one time fees (initial mutual funds charges, loan closings, etc.) the account experienced this year. We are meeting with Eddie Stern on Monday to discuss dramatically expanding their derivative business and the addition of new capital to their trading accounts.

Bryceland then forwarded Sihpol's "quantification" of the Canary relationship to still further senior members in the Bank of America hierarchy. Recipients included Richard DeMartini, the head of all of Bank of America's asset management businesses. Included with Sihpol's e-mail was Bryceland's praise for the individuals involved:

> Accolades go to:
> * Rob Gordon & BACAP for giving access to BACAP funds for market timing activities (initial business we booked and not normally accepted by BACAP)
> * [Private Bank executives] - Line of credit for 75 mm, now 100mm to provide leverage for derivative and market timing transactions in an expedited and extremely professional way
> * Ted Sihpol .... - for...appropriately drawing on the firms [sic] resources to establish [the Canary relationship].
>
> It is always nice to enter a new year with a success like this. Thanks to all team members who have contributed to this profitable relationship and for thinking across divisional lines to make money for the firm.

98. After these e-mail briefings of the upper ranks of Bank of America management, Sihpol met with Canary as he indicated he would in the "quantification" e-mail. Apparently the controversy within BACAP continued, however, as Gordon had not yet approved Canary's request for additional timing capacity. Sihpol e-mailed the results of his Canary meeting to Gordon as follows:

> 1. They are adding an additional $50MM to their trading accounts to be run at 50 [basis points]. This is part of $90MM worth of negotiated space they have been promised by another firm and wish to trade the space here. This will be followed by the additional 40MM as they use the $100MM line of credit.
> 2. They agreed to try and increase their communication with us/the funds when increasing or decreasing the size of their trade in our (Nations) funds.
> 3. They would like to see a term sheet on the principal protected note managed by Marsico as soon as one becomes available - and understand the value of participating in proprietary offerings.
> 4. They [sic] fund would like to increase their business w/ [the derivatives area] - esp. the ability to trade the same contracts more frequently (weekly). The execution of our [derivatives] desk is the best they have on the street.
> 5. Lastly, they would like to ask if we could grant them space (1-2%) in 3 additional Nations Funds. . . .
>
> While I know we continue to ask for space, the client continues to bring us new, outside, assets and continues to pay us generously on in-house, outside and derivative accounts. Thanks again for the help and anything you could do would be great....

99. Gordon forwarded Sihpol's status e-mail to DeMartini with the following message:

> Rich — Once we've gotten the Marsico Principal Protected Fund off the ground, we intend to ask Mr. Stern for a commitment of $20 million in return for the market timing commitments.
> Rob

BACAP, however, was unable to launch the Marsico Principal Protected Fund into which the sticky money was to be deposited. Gordon nonetheless approved additional timing capacity, and Canary continued timing various Nations Funds throughout 2002 and into 2003.

Disclosures in the Nations Funds Prospectuses and Bank of America SEC Filings

100. At no time did the Nations Funds or Bank of America disclose to shareholders (1) the agreements with Canary, (2) Canary's extensive market timing activities pursuant to these agreements, (3) the "sticky asset" deals, (4) the fact that Canary had access to a BAS trading platform that enabled Canary to trade late, or (5) the other financial services the Bank of America had provided Canary (and the revenues the Bank of America derived therefrom) in connection with Canary receiving timing capacity in the Nations Funds.

101. The 2001 Nations Funds prospectus contains no meaningful disclosures relating to market timing. In 2002, however, when Canary's timing activity was in full swing, Nations Funds added language to the prospectus disclosing the harmful effect of market timing and reassuring shareholders that Nations Funds would protect them. For example, the August 1, 2002 Nations Funds prospectus for Primary A shares discloses the following:

> The interests of a Fund's long-term shareholders and its ability to manage investments may be adversely affected when its shares are repeatedly bought and sold in response to short-term market fluctuations — also known as "market timing." The exchange privilege is not intended as a vehicle for market timing. Excessive exchange activity may interfere with portfolio management and have an adverse effect on all shareholders. When BA Advisors believes frequent trading would have a disruptive effect on a Fund's ability to manage its investments, a Fund may reject purchase orders and exchanges into a Fund by any person, group or account that is believed to be a market timer.

102. As one of Bank of America's "timing police" stated in an internal email discussing another timers' approach to Nations Funds in search of timing capacity:

> Our stated policy for the Funds, and our representation to the Board, is that we do not allow market timing activity.

A copy of this email was sent to Gordon on March 18, 2003. Despite this explicit directive, five days later Gordon approved further Canary timing in two additional Nations funds.

The End of the Canary Relationship

103. **Ultimately, even BACAP's own employees questioned whether Canary's**

timing trading was detrimental to long-term shareholders. In a May 12, 2003 e-mail, a BACAP employee complained vociferously to the "timing police" about the damage a timer – apparently Canary **– was doing to one of the Nations Funds:**

> the PB has a client who trades $9 million in and out of the midcap index fund all the time. It wasn't so bad when he held his positions for a while, but now he's trading extremely short swings, sometimes with holding periods of only a day. The impact of this has been lessened since we have been getting notification in time to hedge at the close, but there is still a cost that's being borne by other fund shareholders. We would be happy to set up a futures trading account for this guy and handle his futures trades for him, but a mutual fund is not the right vehicle for this kind of trading.

Notwithstanding these concerns, Canary continued to time the Nations Funds until early July, 2003, when Canary received a subpoena from the New York Attorney General's Office. At that point, Canary's timing of Nations Funds ceased. **Bank of America officials, however, as reported in a *Wall Street Journal* article published September 16, 2003, "learned of [the New York Attorney General's] probe in July but failed to grasp the seriousness of the situation."** On July 3, 2003, a member of the BACAP "timing police" force sent the following **e-mail to his colleague:**

> This [attachment] is the [Canary] account in Small Company that came in on June 11 through Bear Stearns that Ted Sihpol indicated would be "sticky" money. They placed a full liquidation yesterday.

The BACAP "timing police" noticed right away that Canary's "sticky assets" had left the bank.

104. Approximately two months later, on September 11, 2003, *The Wall Street Journal* reported that the New York Attorney General, in connection with a complaint against Canary and Stern, alleged that Bank of America worked with Stern to pursue illegal mutual-fund trading strategies, and had "**<u>released exhibits that indicated Bank of America executives knew, or were informed, about the agreement that Bank of America had with Mr. Stern's hedge fund.</u>**"

105. The next day, September 12, 2003, Bank of America – *in a transparent attempt at scapegoating* – announced that Sihpol and Bryceland had been fired. A *Reuters* article published

that same day, however, reported that **Richard DeMartini, who, despite his knowledge of Canary's trading activities involving Bank of America's mutual funds, remains in his position as head of Bank of America's asset-management business, as part of the executive management team, as a member of the Company's risk and capital committees and as "one of the Bank of America's highest-paid employees, making more than $7 million in salary, bonus and restricted stock and other compensation in 2002.**" [Emphasis added.]

106. Four days later, on September 16, 2003, *Reuters* reported that Theodore C. Sihpol, III, the Bank of America broker who brought Canary in as a client, was charged with larceny and securities fraud by New York Attorney General Elliot Spitzer in connection with the trading activities of Canary and Bank of America mutual funds. The article also stated that the SEC had announced civil charges against Sihpol and is seeking disgorgement of the proceeds that Sihpol earned for aiding in the trades.

107. The next day, September 17, 2003, *The Wall Street Journal* reported further details of the criminal charges against Siphol. The article included comments by Sihpol's attorney, and reported him stating that "**while Mr. Spitzer has clearly 'identified a significant area of unfairness,' in mutual-fund trading tactics, Mr. Sihpol 'sought and obtained approval for Canary's trading procedures from all appropriate personnel and levels of the bank.'**" [Emphasis added.]

THE INDIVIDUAL DEFENDANTS' BREACHES OF FIDUCIARY DUTY

108. The Individual Defendants each owed, and owe, a fiduciary duty to Bank of America and to its stockholders to seek redress from those whose mismanagement has potentially cost Bank of America millions of dollars in damages, attorneys' fees, loss of business and prestige, and additional professional fees and expenses. The Individual Defendants have wrongfully refused to seek such redress despite the fact that they have long known of certain of the Individual Defendants' wrongdoing.

109. The Individual Defendants have also breached their fiduciary duty of due care and/or loyalty to Bank of America by:

(a) failing to institute proper procedures to prevent defendants Bryceland, Sihpol and Canary from unreasonably profiting from their ties to the Company, at the direct expense to certain of the Company's mutual funds investors and Bank of America shareholders;

(b) failing to institute proper procedures to prevent the directors and/or Company insiders from entering into agreements with Bryceland, Sihpol and Canary that benefitted Bryceland, Sihpol and Canary at the expense of mutual fund investors and Bank of America shareholders;

(c) failing to institute proper procedures to prevent directors and/or Company insiders from violating their fiduciary duties to Company shareholders in return for substantial fees to the Company's fund-management companies;

(d) failing to institute adequate controls to prevent the late trading of the Nations Funds which is prohibited by the "forward pricing rule" embodied in SEC regulations. See C.F.R. 270.22c-1(a).

(e) causing Bank of America to waste corporate assets as a result of the illegal trading of the Company's mutual funds to the detriment of Bank of America and its shareholders;

(f) failing to exercise the their positions of control to prevent certain Nations fund investors from illegal mutual fund trading and obtaining financial gain which was not available to the other Nations Funds investors at the expense of the Company;

(g) exposing the Company to financial injury by failing and refusing to institute legal action against those officers, directors, employees and third parties responsible for engaging in the improper and mutual fund trading practices described herein; and

(h) failing to ensure that Bank of America complied with all SEC and NASD rules and regulations and failing to include material information in the Company's regulatory filings.

FIRST CAUSE OF ACTION

Derivative Claim for Breach of Fiduciary Duties
Against Bank of America and the Director Defendants

114. Plaintiff repeats and realleges each and every allegation contained in this complaint with the same force and effect as though fully set forth herein.

115. As a result of these failures, Bank of America will spend million of dollars to defend against government investigations, or make restitution to fundholders who were harmed, and Bank of America stock will be subject to a "liars discount."

116. The Individual Defendants' conduct, as described above, constituted breaches of the fiduciary duties they owed to Bank of America. As a result, Bank of America has been damaged.

SECOND CAUSE OF ACTION

Derivative Claim for Waste of Corporate Assets
Against Defendants Bryceland, Sihpol and the Director Defendants

117. Plaintiff repeats and realleges each and every allegation contained in this Complaint with the same force and effect as though fully set forth herein.

118. As a result of the foregoing conduct, the Director Defendants have caused, and will continue to cause, Bank of America to waste valuable assets. As a result, Bank of America has been damaged.

THIRD CAUSE OF ACTION

Derivative Claim for Aiding and Abetting Breach
of Fiduciary Duty Against Defendants Bryceland, Sihpol, Stern and Canary

119. Plaintiff repeats and realleges each and every allegation contained in this complaint with the same force and effect as though fully set forth herein.

120. The above noted Defendants have violated the fiduciary duties of due care, candor, diligence, fair dealing and good faith owed to Plaintiffs, as set forth above.

121. As the high-ranking executives of Bank of America or Canary, defendants had access to all of the financial information regarding trading of the Nations Funds, knew of the false and

misleading nature of Bank of America's official statements and moreover, knew that Canary was allowed to time the Nations Funds to the detriment of other fundholders.

122. All of these Defendants knew that a fiduciary relationship existed between Plaintiffs and Bank of America. These Defendants assisted the breaches of fiduciary duties by the Director Defendants. All of these Defendants were aware of the primary wrong and actively assisted the Defendants. For example, Canary paid substantial addition fees to the Nations Funds managers in exchange for being allowed to market time the Nations Funds.

123. Alternatively, if any of these Defendants did not know of the primary wrong, it was due to their willful blindness, which resulted in them failing to take any action to prevent the wrongdoing. The inaction of these Defendants facilitated the improper trading of mutual funds and constitutes a knowing participation of the Director Defendants' breaches of their fiduciary duties, from which defendants Sihpol, Bryceland, Stern and Canary benefitted.

124. Defendants are therefore liable for aiding and abetting the breaches of fiduciary duty.

FOURTH CAUSE OF ACTION

Derivative Claim for Violations of California Corporations Code §§25402 and 25502.5 Against the Director Defendants

125. Plaintiff repeats and realleges each and every allegation contained in this complaint with the same force and effect as though fully set forth herein.

126. At the time that defendants sold their Bank of America common stock as set forth herein, by reason of their positions with Bank of America, the defendants had access to highly material information regarding the Company, including the information set forth herein regarding the true adverse facts of the illegal and improper trading of the Nations Funds..

127. At the time of such sales, that information was not generally available to the public or the securities markets. Had such information been generally available, it would have significantly reduced the market price of the Company's common stock at that time.

128. The defendants, and each of them, had actual knowledge of material, adverse non-

public information and thus sold their Bank of America common stock in violation of California Corporations Code §25402

129. Pursuant to California Corporations Code §25502.5, the Director Defendants, and each of them, are liable to Bank of America for damages in an amount up to three times the difference between the price at which Bank of America common stock was sold by the Director Defendants, and each of them, and the market value which that Bank of America common stock would have had at the time of the sale if the information known to the defendants, and each of them, had been publicly disseminated prior to that time and a reasonable time had elapsed for the market to absorb the information.

130. Further, pursuant to California Corporations Code §25502.5, the Director Defendants, and each of them, are liable to the derivative Plaintiff herein for reasonable costs and attorneys fees in the prosecution of this derivative action on behalf of Bank of America.

131. Plaintiff, as a shareholder and representative of Bank of America, seeks damages and other relief for the Company as hereinafter set forth.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for the following relief:

1. Judgment declaring that the Director Defendants, and each of them, have committed an abuse of trust, engaged in self-dealing, and have breached their fiduciary and other duties to Bank of America;

2. Judgment declaring that the Director Defendants and defendants Bryceland, and Sihool and each of them, have wasted corporate assets belonging to Bank of America;

3. Judgment against all the Bank of America Defendants, jointly and severally, awarding the Company money damages for all losses and damages suffered by it as a result of the acts and transactions complained of herein, together with prejudgment interest from the day of the wrongs to the day of judgment herein, molded in such a fashion as to ensure that such defendants do not participate or benefit thereby;

4. Judgment against all the Canary Defendants and defendants Bryceland and Siphol, jointly and severally, awarding the Bank of America money damages for all losses and damages suffered by it as a result of the acts and transactions complained of herein, together with prejudgment interest from the day of the wrongs to the day of judgment herein, molded in such a fashion as to ensure that such defendants do not participate or benefit thereby;

5. Judgment awarding the Company compensatory, exemplary, and/or punitive damages according to proof at trial;

6. Judgment awarding plaintiff's counsel fees, interest, costs and disbursements, as well as experts' fees and expenses as permitted by law; and

7. Such other further legal, equitable or declaratory relief as the Court deems proper and just.

JURY TRIAL DEMANDED

Plaintiff hereby demands trial by jury.

DATED: September 23, 2003

GLANCY & BINKOW LLP

Lionel Z. Glancy

Michael Goldberg
1801 Avenue of the Stars, Suite 311
Los Angeles, California 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

LAW OFFICES OF BRIAN BARRY
Brian Barry
Jill Betts
Shaun Grove
1801 Avenue of the Stars, Suite 307
Los Angeles, CA 90067
Telephone: (310) 788-0831
Facsimile: (310) 788-0841

Attorneys for Plaintiff

VERIFICATION

I, Emanuel Wasserman, hereby declare as follows:

I am the Plaintiff in the above-entitled action. I have read the foregoing complaint and know the contents thereof. I am informed and believe the matters therein are true and on that ground allege that the matters stated therein are true.

Executed this 23 day of September, 2003, at Los Angeles, California.

Emanuel Wasserman